

File No. 83-1
Regulation IA
Rule 3



UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 322, Tranche No. 08

BRL30,000,000 9.50 percent Notes due January 6, 2014, as from May 19, 2011 to be consolidated and form a single series with each of the Bank's BRL75,000,000 9.50 percent Notes due January 6, 2014 issued on January 6, 2010 (Series No. 322, Tranche No. 01), the Bank's BRL75,000,000 9.50 percent Notes due January 6, 2014 issued on February 17, 2010 (Series No. 322, Tranche No. 02), the Bank's BRL35,000,000 9.50 percent Notes due January 6, 2014 issued on April 6, 2010 (Series No. 322, Tranche No. 03), the Bank's BRL35,000,000 9.50 percent Notes due January 6, 2014 issued on July 19, 2010 (Series No. 322, Tranche No. 04), the Bank's BRL30,000,000 9.50 percent Notes due January 6, 2014 issued on October 5, 2010 (Series No. 322, Tranche No. 05), the Bank's BRL35,000,000 9.50 percent Notes due January 6, 2014 issued on January 21, 2011 (Series No. 322, Tranche No. 06), and Bank's BRL35,000,000 9.50 percent Notes due January 6, 2014 issued on April 13, 2011 (Series No. 322, Tranche No. 07)

Filed pursuant to Rule 3 of Regulation IA

Dated: May 16, 2011

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of BRL30,000,000 9.50 percent Notes due January 6, 2014, Series No. 322, Tranche No. 08 (the "Notes"), as from May 19, 2011 to be consolidated and form a single series with each of the Bank's BRL75,000,000 9.50 percent Notes due January 6, 2014 issued on January 6, 2010 (Series No. 322, Tranche No. 01), the Bank's BRL75,000,000 9.50 percent Notes due January 6, 2014 issued on February 17, 2010 (Series No. 322, Tranche No. 02), the Bank's BRL35,000,000 9.50 percent Notes due January 6, 2014 issued on April 6, 2010 (Series No. 322, Tranche No. 03), the Bank's BRL35,000,000 9.50 percent Notes due January 6, 2014 issued on July 19, 2010 (Series No. 322, Tranche No. 04), the Bank's BRL30,000,000 9.50 percent Notes due January 6, 2014 issued on October 5, 2010 (Series No. 322, Tranche No. 05), the Bank's BRL35,000,000 9.50 percent Notes due January 6, 2014 issued on January 21, 2011 (Series No. 322, Tranche No. 06), and the Bank's BRL35,000,000 9.50 percent Notes due January 6, 2014 issued on April 13, 2011 (Series No. 322, Tranche No. 07), under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated May 16, 2011 (the "Terms Agreement") and the Pricing Supplement dated as of May 16, 2011 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note:	104.1925%	1.3750%	102.8175%
Total:	BRL31,257,750.00	BRL412,500.00	BRL30,845,250.00
	(USD19,384,651.16)	(USD255,813.95)	(USD19,128,837.21)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from January 6, 2011, which is expected to be BRL1,038,493.15 as of May 19, 2011.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 10, 2011
(B) Pricing Supplement
(C) Terms Agreement



Exhibit A

March 10, 2011

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-10/11, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the

Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John S. Scott
Chief Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 322

Tranche: 8

BRL 30,000,000 9.50 percent Notes due January 6, 2014 (the "Notes" as from May 19, 2011 to be consolidated and form a single series with the Bank's BRL 75,000,000 9.50 percent Notes due January 6, 2014, issued on January 6, 2010 (the "Series 322 Tranche 1 Notes"), the Bank's BRL 75,000,000 9.50 percent Notes due January 6, 2014, issued on February 17, 2010 (the "Series 322 Tranche 2 Notes"), the Bank's BRL 35,000,000 9.50 percent Notes due January 6, 2014, issued on April 6, 2010 (the "Series 322 Tranche 3 Notes"), the Bank's BRL 35,000,000 9.50 percent Notes due January 6, 2014, issued on July 19, 2010 (the "Series 322 Tranche 4 Notes), the Bank's BRL 30,000,000 9.50 percent Notes due January 6, 2014, issued on October 5, 2010 (the "Series 322 Tranche 5 Notes), the Bank's BRL 35,000,000 9.50 percent Notes due January 6, 2014, issued on January 21, 2011 (the "Series 322 Tranche 6 Notes) and the Bank's BRL 35,000,000 9.50 percent Notes due January 6, 2014, issued on April 13, 2011 (the "Series 322 Tranche 7 Notes)),

payable in United States Dollars

Issue Price: 104.1925 percent plus 133 days' accrued interest

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

TD Securities

The date of this Pricing Supplement is as of May 16, 2011

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus"), which for the avoidance of doubt does not constitute a "prospectus" for the purposes of Part VI of the UK Financial Services and Markets Act 2000 or a "base prospectus" for the purposes of the EU Prospectus Directive. This Pricing Supplement must be read in conjunction with the Prospectus and the United Kingdom Listing Authority Listing Particulars dated August 27, 2010 (the "Listing Particulars"). This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus and the Listing Particulars. Complete information in respect of the Bank and this offer of the Notes is provided on the basis of the combination of the information contained in this Pricing Supplement, the Prospectus and the Listing Particulars.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	(a) Series No.:	322
	(b) Tranche No.:	8
2.	Aggregate Principal Amount:	BRL 30,000,000 As from the Issue Date, the Notes will be consolidated and form a single series with the Series 322 Tranche 1 Notes, the Series 322 Tranche 2 Notes, and the Series 322 Tranche 3 Notes, the Series 322 Tranche 4 Notes, the Series 322 Tranche 5 Notes, the Series 322 Tranche 6 Notes and the Series 322 Tranche 7 Notes.
3.	Issue Price:	BRL 32,296,243.15, which is 104.1925 percent of the Aggregate Principal Amount plus the amount of BRL 1,038,493.15 of 133 days' accrued interest, inclusive.
4.	Issue Date:	May 19, 2011
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9(c) of "Other Relevant Terms" below.

6.	Authorized Denomination(s) (Condition 1(b)):	BRL 5,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	The lawful currency of the Federative Republic of Brazil ("Brazilian Real" or "BRL"), provided that all payments in respect of the Notes will be made in United States Dollars ("U.S.$" or "USD").
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	January 6, 2014
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	January 6, 2011
13.	Fixed Interest Rate (Condition 5(I)):	Condition 5(I) as amended and supplemented below, shall apply to the Notes. The bases of the Calculation of the Interest Amount, Interest Payment Dates and default interest are as set out below.
	(a) Interest Rate:	9.50 percent per annum
	(b) Business Day Convention:	Following Business Day Convention
	(c) Fixed Rate Interest Payment Date(s):	Annually on each January 6, commencing on January 6, 2012 and ending on, and including, the Maturity Date.

(d) Interest Period:	Each period from and including each Interest Payment Date to but excluding the next following Interest Payment Date, *provided* that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but exclude the Maturity Date. For the purposes of the calculation of the Interest Amount payable for any Interest Period, there shall be no adjustment pursuant to the Business Day Convention specified above.
(e) Fixed Rate Day Count Fraction(s):	Actual/Actual (ICMA)
(f) Calculation of Interest Amount:	As soon as practicable and in accordance with the procedures specified herein, the Calculation Agent will determine the Reference Rate and calculate the amount of interest payable (the "Interest Amount") with respect to each minimum Authorized Denomination for the relevant Interest Period. The Interest Amount with respect to any Interest Period shall be a USD amount calculated on the relevant Rate Fixing Date (as defined below) as follows: BRL 475 per minimum Authorized Denomination *divided by* the Reference Rate (and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with USD 0.005 being rounded upwards). The "Reference Rate" means the BRL/USD offered rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined below) reported

by the Banco Central do Brasil on the SISBACEN Data System under transaction code PTAX-800 ("*Consulta de Cambio*" or "Exchange Rate Inquiry"), Option 5 ("*Cotações para Contabilidade*" or "Rates for Accounting Purposes") (the "PTAX Rate") (or such other page or service as may replace any such page for the purposes of displaying the BRL/USD reference rate published by Banco Central do Brasil), by approximately 6:00 p.m., São Paulo local time, on each Rate Fixing Date (as defined below); *provided, however*, that if the BRL12 (as defined below) is available on such Rate Fixing Date and the PTAX Rate shall differ by more than 3% from the BRL12, then the Reference Rate will be the BRL12, or if there are insufficient responses to BRL12, then both the PTAX Rate and BRL12 shall be deemed unavailable; and *provided further*, that if the PTAX Rate is not then available, then the Reference Rate will be BRL12.

"BRL12" means the foreign exchange rate as specified in the ISDA 1998 FX and Currency Options Definitions updated as of January 12, 2007, which is the BRL/USD specified rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days as calculated by EMTA (or a service provider EMTA may in its sole discretion select) pursuant to the EMTA BRL Industry Survey Methodology (as defined below), and published on EMTA's website (www.emta.org) at approximately 12:30 p.m. São Paulo time or as soon as practicable thereafter on the Rate Fixing Date.

"EMTA BRL Industry Survey Methodology" means a methodology, dated as of March 1, 2004, as amended from time to time, for a centralized industry-wide

survey of financial institutions in Brazil that are active participants in the BRL/USD spot rate markets for the purposes of determining BRL12.

"Rate Fixing Date" is a date that is five Brazil and New York Business Days prior to any Fixed Rate Interest Payment Date and/or the Maturity Date, *provided, however*, that if such date is an Unscheduled Holiday, the Rate Fixing Date shall be the next preceding Brazil and New York Business Day, and provided further, that if there is an Unscheduled Holiday between such Rate Fixing Date and such date of payment, there shall be no adjustment to such Rate Fixing Date on account thereof.

"Brazil and New York Business Day" means a day (other than a Saturday or a Sunday) on which the banks and foreign exchange markets are open for business in both (i) São Paulo, Rio de Janeiro or Brasilia not otherwise declared a financial market holiday by the *Bolsa de Mercadorias & Futuros*; and (ii) New York.

"Unscheduled Holiday" means a day that is not a Brazil and New York Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in the principal financial centers of the Specified Currency two Brazil and New York Business Days prior to the relevant Rate Fixing Date.

"Fallback Provision":

In the event that both the PTAX Rate and the BRL12 are unavailable on the relevant Rate Fixing Date, the Reference Rate will be determined by the Calculation Agent on such Rate Fixing Date, acting in good faith

	and in a commercially reasonable manner, having taken into account relevant market practice.
(g) Calculation Agent:	See "8. Identity of Calculation Agent" under "Other Relevant Terms"
(h) Notification:	If the Interest Amount payable on any Interest Payment Date or the Redemption Amount, as the case may be, is calculated in any manner other than by utilizing the PTAX Rate, the Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 (*Notices*).
14. Relevant Financial Center:	London, New York and Brazil
15. Relevant Business Day:	London, New York and Brazil
16. Redemption Amount (Condition 6(a)):	The Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount calculated by the Calculation Agent on the Rate Fixing Date with respect to the Maturity Date as follows: minimum Authorized Denomination *divided by* Reference Rate (and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with USD 0.005 being rounded upwards).
17. Issuer's Optional Redemption (Condition 6(e)):	No
18. Redemption at the Option of the Noteholders (Condition 6(f)):	No

19. Early Redemption Amount (including accrued interest, if applicable) (Condition 9):

In the event the Notes become due and payable as provided in Condition 9 (*Default*), the Early Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate (Condition 5(I))"; *provided* that for purposes of such determination, the "Rate Fixing Date" shall be the date that is five (5) Brazil and New York Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9 (*Default*).

20. Governing Law: New York

21. Selling Restrictions:

(a) United States:

Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom:

The Dealer agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

(c) Federative Republic of Brazil:	The Dealer has represented and agreed that it has not offered or sold and will not offer or sell any Notes in Brazil. The Notes have not been and will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, the "CVM").
(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1. Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from the Issue Date.
2. Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear and Clearstream, Luxembourg
3. Syndicated:	No
4. Commissions and Concessions:	1.375% of the Aggregate Principal Amount (comprised of a 1.1875% selling concession and a 0.1875% management and underwriting fee)
5. Estimated Total Expenses:	None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.

6. Codes:

(a) Common Code:	047511178
(b) ISIN:	XS0475111786

7. Identity of Dealer: The Toronto-Dominion Bank

8. Identity of Calculation Agent: The Toronto-Dominion Bank, Toronto

In relation to each Rate Fixing Date, as soon as is reasonably practicable after the determination of the relevant Reference Rate in relation thereto, on the date on which the relevant Reference Rate is to be determined (or, if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the Reference Rate and the Interest Amount, and the Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto.

All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.

9. Provision for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date:	No
(b) DTC Global Note(s):	No

(c) Other Registered Global Notes: Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Tax Matters

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as

follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States but will, depending on your circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

3. *Noteholders should consult their own tax advisors concerning the consequences of owning the Notes in their particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.*

4. Additional Investment Considerations:

There are significant risks associated with the Notes including but not limited to exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances.

The methodologies for determining the Brazilian Real foreign exchange rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an interest payment on the Notes, being significantly less than anticipated.

INTER-AMERICAN DEVELOPMENT BANK



By: ____________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

Exhibit C

TERMS AGREEMENT NO. 322 TRANCHE 8 UNDER
THE PROGRAM

May 16, 2011

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's BRL 30,000,000 9.50 percent Notes due January 6, 2014 (the "Notes", as from May 19, 2011 to be consolidated and form a single series with the Bank's BRL 75,000,000 9.50 percent Notes due January 6, 2014, issued on January 6, 2010 (Series 322, Tranche 1), the Bank's BRL 75,000,000 9.50 percent Notes due January 6, 2014, issued on February 17, 2010 (Series 322, Tranche 2), the Bank's BRL 35,000,000 9.50 percent Notes due January 6, 2014, issued on April 6, 2010 (Series 322, Tranche 3), the Bank's BRL 35,000,000 9.50 percent Notes due January 6, 2014, issued on July 19, 2010 (Series 322, Tranche 4), the Bank's BRL 30,000,000 9.50 percent Notes due January 6, 2014, issued on October 5, 2010 (Series 322, Tranche 5), the Bank's BRL 35,000,000 9.50 percent Notes due January 6, 2014, issued on January 21, 2011 (Series 322, Tranche 6) and the Bank's BRL 35,000,000 9.50 percent Notes due January 6, 2014, issued on April 13, 2011 (Series 322, Tranche 7)), described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on May 19, 2011 (the "Settlement Date"), at an aggregate purchase price of BRL 32,296,243.15 (USD 20,028,677.92 at the agreed rate of 1.6125 BRL per one USD), payable in United States Dollars and adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes, and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions, except for the document referred to in sub-paragraph (iii) of Section 6(b), the receipt of which is hereby waived by the undersigned.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes, and the Dealer named below agrees to purchase the Notes, at the aggregate purchase price specified above, adjusted as follows: the issue price of 104.1925 percent of the principal amount (BRL 31,257,750); plus 133 days' accrued interest (BRL 1,038,493.15); less a combined management and underwriting fee and selling concession of 1.375 percent of the principal amount (BRL 412,500). For the avoidance of doubt, the Dealer's purchase price after the above adjustments is BRL 31,883,743.15 (USD 19,772,863.97 at the agreed rate of 1.6125 BRL per one USD) and will be paid in United States Dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents, which it has requested:

- a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

- a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions except for the document referred to in sub-paragraph (iii) of Section 6(b), the receipt of which is hereby waived by the undersigned.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Treasury Division
Telephone: 202-623-1310
Facsimile: 202-623-3523

FOR THE DEALER:

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom
Attention: Origination and Syndication Desk
Telephone: +44 (0) 20 7628 2262
Facsimile: +44 (0) 20 7628 1054

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

   (i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

   (ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

   (iii) Represents and agrees that it has not offered or sold and will not offer or sell any Notes in Brazil. The Notes have not been and will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

THE TORONTO-DOMINION BANK



By: ________________________
Name: Alf Costanzo
Title: Managing Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By: ________________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

File No. 83-1
Regulation IA
Rule 3


MAY 17 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 322, Tranche No. 08

BRL30,000,000 9.50 percent Notes due January 6, 2014, as from May 19, 2011 to be consolidated and form a single series with each of the Bank's BRL75,000,000 9.50 percent Notes due January 6, 2014 issued on January 6, 2010 (Series No. 322, Tranche No. 01), the Bank's BRL75,000,000 9.50 percent Notes due January 6, 2014 issued on February 17, 2010 (Series No. 322, Tranche No. 02), the Bank's BRL35,000,000 9.50 percent Notes due January 6, 2014 issued on April 6, 2010 (Series No. 322, Tranche No. 03), the Bank's BRL35,000,000 9.50 percent Notes due January 6, 2014 issued on July 19, 2010 (Series No. 322, Tranche No. 04), the Bank's BRL30,000,000 9.50 percent Notes due January 6, 2014 issued on October 5, 2010 (Series No. 322, Tranche No. 05), the Bank's BRL35,000,000 9.50 percent Notes due January 6, 2014 issued on January 21, 2011 (Series No. 322, Tranche No. 06), and Bank's BRL35,000,000 9.50 percent Notes due January 6, 2014 issued on April 13, 2011 (Series No. 322, Tranche No. 07)

Filed pursuant to Rule 3 of Regulation IA

Dated: May 16, 2011

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of BRL30,000,000 9.50 percent Notes due January 6, 2014, Series No. 322, Tranche No. 08 (the "Notes"), as from May 19, 2011 to be consolidated and form a single series with each of the Bank's BRL75,000,000 9.50 percent Notes due January 6, 2014 issued on January 6, 2010 (Series No. 322, Tranche No. 01), the Bank's BRL75,000,000 9.50 percent Notes due January 6, 2014 issued on February 17, 2010 (Series No. 322, Tranche No. 02), the Bank's BRL35,000,000 9.50 percent Notes due January 6, 2014 issued on April 6, 2010 (Series No. 322, Tranche No. 03), the Bank's BRL35,000,000 9.50 percent Notes due January 6, 2014 issued on July 19, 2010 (Series No. 322, Tranche No. 04), the Bank's BRL30,000,000 9.50 percent Notes due January 6, 2014 issued on October 5, 2010 (Series No. 322, Tranche No. 05), the Bank's BRL35,000,000 9.50 percent Notes due January 6, 2014 issued on January 21, 2011 (Series No. 322, Tranche No. 06), and the Bank's BRL35,000,000 9.50 percent Notes due January 6, 2014 issued on April 13, 2011 (Series No. 322, Tranche No. 07), under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated May 16, 2011 (the "Terms Agreement") and the Pricing Supplement dated as of May 16, 2011 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note:	104.1925%	1.3750%	102.8175%
Total:	BRL31,257,750.00 (USD19,384,651.16)	BRL412,500.00 (USD255,813.95)	BRL30,845,250.00 (USD19,128,837.21)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from January 6, 2011, which is expected to be BRL1,038,493.15 as of May 19, 2011.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

- (A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 10, 2011
- (B) Pricing Supplement
- (C) Terms Agreement



Exhibit A

March 10, 2011

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-10/11, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the

Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John S. Scott
Chief Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 322

Tranche: 8

BRL 30,000,000 9.50 percent Notes due January 6, 2014 (the "Notes" as from May 19, 2011 to be consolidated and form a single series with the Bank's BRL 75,000,000 9.50 percent Notes due January 6, 2014, issued on January 6, 2010 (the "Series 322 Tranche 1 Notes"), the Bank's BRL 75,000,000 9.50 percent Notes due January 6, 2014, issued on February 17, 2010 (the "Series 322 Tranche 2 Notes"), the Bank's BRL 35,000,000 9.50 percent Notes due January 6, 2014, issued on April 6, 2010 (the "Series 322 Tranche 3 Notes"), the Bank's BRL 35,000,000 9.50 percent Notes due January 6, 2014, issued on July 19, 2010 (the "Series 322 Tranche 4 Notes), the Bank's BRL 30,000,000 9.50 percent Notes due January 6, 2014, issued on October 5, 2010 (the "Series 322 Tranche 5 Notes), the Bank's BRL 35,000,000 9.50 percent Notes due January 6, 2014, issued on January 21, 2011 (the "Series 322 Tranche 6 Notes) and the Bank's BRL 35,000,000 9.50 percent Notes due January 6, 2014, issued on April 13, 2011 (the "Series 322 Tranche 7 Notes)),

payable in United States Dollars

Issue Price: 104.1925 percent plus 133 days' accrued interest

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

TD Securities

The date of this Pricing Supplement is as of May 16, 2011

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus"), which for the avoidance of doubt does not constitute a "prospectus" for the purposes of Part VI of the UK Financial Services and Markets Act 2000 or a "base prospectus" for the purposes of the EU Prospectus Directive. This Pricing Supplement must be read in conjunction with the Prospectus and the United Kingdom Listing Authority Listing Particulars dated August 27, 2010 (the "Listing Particulars"). This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus and the Listing Particulars. Complete information in respect of the Bank and this offer of the Notes is provided on the basis of the combination of the information contained in this Pricing Supplement, the Prospectus and the Listing Particulars.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	(a) Series No.:	322
	(b) Tranche No.:	8
2.	Aggregate Principal Amount:	BRL 30,000,000
		As from the Issue Date, the Notes will be consolidated and form a single series with the Series 322 Tranche 1 Notes, the Series 322 Tranche 2 Notes, and the Series 322 Tranche 3 Notes, the Series 322 Tranche 4 Notes, the Series 322 Tranche 5 Notes, the Series 322 Tranche 6 Notes and the Series 322 Tranche 7 Notes.
3.	Issue Price:	BRL 32,296,243.15, which is 104.1925 percent of the Aggregate Principal Amount plus the amount of BRL 1,038,493.15 of 133 days' accrued interest, inclusive.
4.	Issue Date:	May 19, 2011
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9(c) of "Other Relevant Terms" below.

6.	Authorized Denomination(s) (Condition 1(b)):	BRL 5,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	The lawful currency of the Federative Republic of Brazil ("Brazilian Real" or "BRL"), provided that all payments in respect of the Notes will be made in United States Dollars ("U.S.$" or "USD").
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	January 6, 2014
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	January 6, 2011
13.	Fixed Interest Rate (Condition 5(I)):	Condition 5(I) as amended and supplemented below, shall apply to the Notes. The bases of the Calculation of the Interest Amount, Interest Payment Dates and default interest are as set out below.
	(a) Interest Rate:	9.50 percent per annum
	(b) Business Day Convention:	Following Business Day Convention
	(c) Fixed Rate Interest Payment Date(s):	Annually on each January 6, commencing on January 6, 2012 and ending on, and including, the Maturity Date.

(d) Interest Period:

Each period from and including each Interest Payment Date to but excluding the next following Interest Payment Date, *provided* that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but exclude the Maturity Date.

For the purposes of the calculation of the Interest Amount payable for any Interest Period, there shall be no adjustment pursuant to the Business Day Convention specified above.

(e) Fixed Rate Day Count Fraction(s):

Actual/Actual (ICMA)

(f) Calculation of Interest Amount:

As soon as practicable and in accordance with the procedures specified herein, the Calculation Agent will determine the Reference Rate and calculate the amount of interest payable (the "Interest Amount") with respect to each minimum Authorized Denomination for the relevant Interest Period.

The Interest Amount with respect to any Interest Period shall be a USD amount calculated on the relevant Rate Fixing Date (as defined below) as follows:

BRL 475 per minimum Authorized Denomination *divided by* the Reference Rate

(and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with USD 0.005 being rounded upwards).

The "Reference Rate" means the BRL/USD offered rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined below) reported

by the Banco Central do Brasil on the SISBACEN Data System under transaction code PTAX-800 ("*Consulta de Cambio*" or "Exchange Rate Inquiry"), Option 5 ("*Cotações para Contabilidade*" or "Rates for Accounting Purposes") (the "PTAX Rate") (or such other page or service as may replace any such page for the purposes of displaying the BRL/USD reference rate published by Banco Central do Brasil), by approximately 6:00 p.m., São Paulo local time, on each Rate Fixing Date (as defined below); *provided, however*, that if the BRL12 (as defined below) is available on such Rate Fixing Date and the PTAX Rate shall differ by more than 3% from the BRL12, then the Reference Rate will be the BRL12, or if there are insufficient responses to BRL12, then both the PTAX Rate and BRL12 shall be deemed unavailable; and *provided further*, that if the PTAX Rate is not then available, then the Reference Rate will be BRL12.

"BRL12" means the foreign exchange rate as specified in the ISDA 1998 FX and Currency Options Definitions updated as of January 12, 2007, which is the BRL/USD specified rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days as calculated by EMTA (or a service provider EMTA may in its sole discretion select) pursuant to the EMTA BRL Industry Survey Methodology (as defined below), and published on EMTA's website (www.emta.org) at approximately 12:30 p.m. São Paulo time or as soon as practicable thereafter on the Rate Fixing Date.

"EMTA BRL Industry Survey Methodology" means a methodology, dated as of March 1, 2004, as amended from time to time, for a centralized industry-wide

survey of financial institutions in Brazil that are active participants in the BRL/USD spot rate markets for the purposes of determining BRL12.

"Rate Fixing Date" is a date that is five Brazil and New York Business Days prior to any Fixed Rate Interest Payment Date and/or the Maturity Date, *provided, however*, that if such date is an Unscheduled Holiday, the Rate Fixing Date shall be the next preceding Brazil and New York Business Day, and provided further, that if there is an Unscheduled Holiday between such Rate Fixing Date and such date of payment, there shall be no adjustment to such Rate Fixing Date on account thereof.

"Brazil and New York Business Day" means a day (other than a Saturday or a Sunday) on which the banks and foreign exchange markets are open for business in both (i) São Paulo, Rio de Janeiro or Brasilia not otherwise declared a financial market holiday by the *Bolsa de Mercadorias & Futuros*; and (ii) New York.

"Unscheduled Holiday" means a day that is not a Brazil and New York Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in the principal financial centers of the Specified Currency two Brazil and New York Business Days prior to the relevant Rate Fixing Date.

"Fallback Provision":

In the event that both the PTAX Rate and the BRL12 are unavailable on the relevant Rate Fixing Date, the Reference Rate will be determined by the Calculation Agent on such Rate Fixing Date, acting in good faith

	and in a commercially reasonable manner, having taken into account relevant market practice.
(g) Calculation Agent:	See "8. Identity of Calculation Agent" under "Other Relevant Terms"
(h) Notification:	If the Interest Amount payable on any Interest Payment Date or the Redemption Amount, as the case may be, is calculated in any manner other than by utilizing the PTAX Rate, the Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 (*Notices*).
14. Relevant Financial Center:	London, New York and Brazil
15. Relevant Business Day:	London, New York and Brazil
16. Redemption Amount (Condition 6(a)):	The Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount calculated by the Calculation Agent on the Rate Fixing Date with respect to the Maturity Date as follows: minimum Authorized Denomination *divided by* Reference Rate (and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with USD 0.005 being rounded upwards).
17. Issuer's Optional Redemption (Condition 6(e)):	No
18. Redemption at the Option of the Noteholders (Condition 6(f)):	No

19. Early Redemption Amount (including accrued interest, if applicable) (Condition 9):	In the event the Notes become due and payable as provided in Condition 9 (*Default*), the Early Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate (Condition 5(I))"; *provided* that for purposes of such determination, the "Rate Fixing Date" shall be the date that is five (5) Brazil and New York Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9 (*Default*).
20. Governing Law:	New York
21. Selling Restrictions:	
(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
(b) United Kingdom:	The Dealer agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

(c) Federative Republic of Brazil:	The Dealer has represented and agreed that it has not offered or sold and will not offer or sell any Notes in Brazil. The Notes have not been and will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, the "CVM").
(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from the Issue Date.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear and Clearstream, Luxembourg
3.	Syndicated:	No
4.	Commissions and Concessions:	1.375% of the Aggregate Principal Amount (comprised of a 1.1875% selling concession and a 0.1875% management and underwriting fee)
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.

6. Codes:

(a) Common Code:	047511178
(b) ISIN:	XS0475111786

7. Identity of Dealer: The Toronto-Dominion Bank

8. Identity of Calculation Agent: The Toronto-Dominion Bank, Toronto

In relation to each Rate Fixing Date, as soon as is reasonably practicable after the determination of the relevant Reference Rate in relation thereto, on the date on which the relevant Reference Rate is to be determined (or, if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the Reference Rate and the Interest Amount, and the Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto.

All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.

9. Provision for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date:	No
(b) DTC Global Note(s):	No

(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Tax Matters

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as

follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States but will, depending on your circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

3. *Noteholders should consult their own tax advisors concerning the consequences of owning the Notes in their particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.*

4. Additional Investment Considerations:

There are significant risks associated with the Notes including but not limited to exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances.

The methodologies for determining the Brazilian Real foreign exchange rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an interest payment on the Notes, being significantly less than anticipated.

INTER-AMERICAN DEVELOPMENT BANK



By: ___________________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

Exhibit C

TERMS AGREEMENT NO. 322 TRANCHE 8 UNDER
THE PROGRAM

May 16, 2011

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's BRL 30,000,000 9.50 percent Notes due January 6, 2014 (the "Notes", as from May 19, 2011 to be consolidated and form a single series with the Bank's BRL 75,000,000 9.50 percent Notes due January 6, 2014, issued on January 6, 2010 (Series 322, Tranche 1), the Bank's BRL 75,000,000 9.50 percent Notes due January 6, 2014, issued on February 17, 2010 (Series 322, Tranche 2), the Bank's BRL 35,000,000 9.50 percent Notes due January 6, 2014, issued on April 6, 2010 (Series 322, Tranche 3), the Bank's BRL 35,000,000 9.50 percent Notes due January 6, 2014, issued on July 19, 2010 (Series 322, Tranche 4), the Bank's BRL 30,000,000 9.50 percent Notes due January 6, 2014, issued on October 5, 2010 (Series 322, Tranche 5), the Bank's BRL 35,000,000 9.50 percent Notes due January 6, 2014, issued on January 21, 2011 (Series 322, Tranche 6) and the Bank's BRL 35,000,000 9.50 percent Notes due January 6, 2014, issued on April 13, 2011 (Series 322, Tranche 7)), described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on May 19, 2011 (the "Settlement Date"), at an aggregate purchase price of BRL 32,296,243.15 (USD 20,028,677.92 at the agreed rate of 1.6125 BRL per one USD), payable in United States Dollars and adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes, and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions, except for the document referred to in sub-paragraph (iii) of Section 6(b), the receipt of which is hereby waived by the undersigned.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes, and the Dealer named below agrees to purchase the Notes, at the aggregate purchase price specified above, adjusted as follows: the issue price of 104.1925 percent of the principal amount (BRL 31,257,750); plus 133 days' accrued interest (BRL 1,038,493.15); less a combined management and underwriting fee and selling concession of 1.375 percent of the principal amount (BRL 412,500). For the avoidance of doubt, the Dealer's purchase price after the above adjustments is BRL 31,883,743.15 (USD 19,772,863.97 at the agreed rate of 1.6125 BRL per one USD) and will be paid in United States Dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents, which it has requested:

- a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

- a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions except for the document referred to in sub-paragraph (iii) of Section 6(b), the receipt of which is hereby waived by the undersigned.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Treasury Division
Telephone: 202-623-1310
Facsimile: 202-623-3523

FOR THE DEALER:

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom
Attention: Origination and Syndication Desk
Telephone: +44 (0) 20 7628 2262
Facsimile: +44 (0) 20 7628 1054

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

   (i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

   (ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

   (iii) Represents and agrees that it has not offered or sold and will not offer or sell any Notes in Brazil. The Notes have not been and will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

THE TORONTO-DOMINION BANK



By: ______________________

Name: Alf Costanzo

Title: Managing Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By: ______________________

Name: Edward Bartholomew

Title: Chief Financial Officer and General Manager, Finance Department



File No. 83-1
Regulation IA
Rule 3

May 16, 2011


RECEIVED
MAY 2011
WASH, D.C.
200
SECTION
PROCESSING

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies & Gentlemen:

I hereby enclose two (2) copies of a Report, dated May 16, 2011 of the Inter-American Development Bank (the "Bank"), being filed pursuant to Rule 3 of Regulation IA, with respect to an issuance of securities under the Bank's Global Debt Program pursuant to the Prospectus dated January 8, 2001 and the Pricing Supplement dated as of May 16, 2011.

Sincerely yours,

John S. Scott
Chief Counsel

Enclosures

Annex B

Inter-American Development Bank

Ordinary Capital



Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
March 31, 2011
(Unaudited)

TABLE OF CONTENTS



May 16, 2011

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 17 2011
WASH, D.C.
200
SECTION

Dear Sirs:

In accordance with your Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act, we enclose two (2) copies of the Periodic Report of the Inter-American Development Bank for the fiscal quarter ended March 31, 2011.

Very truly yours,

John S. Scott
Chief Counsel

Enclosures

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended March 31, 2011
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of March 31, 2011, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
INR	6,000,000,000	4.75	100.6425	10-Jan-2011	10-Jan-2014
COP	19,300,000,000	3.35	100.00	11-Jan-2011	11-Jan-2015
INR	3,000,000,000	4.75	101.4575	14-Jan-2011	10-Jan-2014
BRL	35,000,000	9.50	105.8875	21-Jan-2011	6-Jan-2014
BRL	399,000,000	7.05	99.97	1-Feb-2011	23-Jan-2014
USD	175,000,000	2.25	101.364	1-Feb-2011	15-July-2015
IDR	100,000,000,000	6.00	99.8575	4-Feb-2011	17-Sep-2013
BRL	40,000,000	9.00	100.78	9-Feb-2011	28-Aug-2012
BRL	100,000,000	9.00	100.00	11-Feb-2011	11-Feb-2013
USD	125,000,000	2.25	101.006	2-Mar-2011	15-July-2015
IDR	300,000,000,000	6.50	99.735	10-Mar-2011	10-Mar-2014

MANAGEMENT'S DISCUSSION AND ANALYSIS
March 31, 2011

INTRODUCTION
The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 7, 2011, which includes the Ordinary Capital financial statements for the year ended December 31, 2010. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING
The financial statements are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present the financial results in accordance with GAAP, for example the fair value of financial instruments, the determination of the loan loss allowance, and the determination of the projected benefit obligations, costs and funded status associated with the pension and postretirement benefit plans, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing and lending swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from the regular results of its operations. The Bank defines Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers[1] as "Operating Income". Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers are reported separately in the Condensed Statement of Income and Retained Earnings.

ACCOUNTING DEVELOPMENTS: As described in Note B to the financial statements, in the first quarter of 2011, the Financial Accounting Standards Board (FASB) deferred the effective date of the disclosure requirements for public entities about troubled debt restructurings in ASU No. 2010-20, to be concurrent with the effective date of the proposed guidance for determining what constitutes a troubled debt restructuring.

[1] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

FINANCIAL HIGHLIGHTS
LENDING OPERATIONS: During the first three months of 2011, the Bank approved 10 loans totaling $811 million compared to 24 loans that totaled $1,403 million during the same period in 2010. There were no non-trade-related guarantees approved without sovereign counter-guarantee (2010 – two for $53 million) and 46 trade-related guarantees were issued for a total of $101 million (2010 – 32 guarantees issued for a total of $53 million).

The portfolio of non-sovereign-guaranteed loans increased slightly to a level of $3,281 million compared to $3,224 million at December 31, 2010. In addition, the non-sovereign guarantees exposure increased $3 million to $674 million compared to $671 million the previous year. As of March 31, 2011, 6.2% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 6.1% at December 31, 2010.

For 2011, the Board of Executive Directors approved a lending spread of 0.80%, a credit commission of 0.25% and no supervision and inspection fee.

BORROWING OPERATIONS: During the first three months of the year, the Bank issued bonds for a total face amount of $781 million (2010 – $5,417 million) that generated proceeds of $781 million (2010 – $4,799 million), representing decreases of $4,636 million and $4,018 million, respectively, compared to the same period last year. The average life of new issues was 3.4 years (2010 – 5.9 years). The decrease in borrowing operations was due to lower debt redemptions, as well as the positive impact on the Bank's liquidity levels of the conversion, in December 2010, of $2,984 million of non-borrowing member currency holdings subject to maintenance of value.

FINANCIAL RESULTS: Operating Income during the first three months of 2011 was $340 million, compared to $404 million for the same period last year, a decrease of $64 million. This decrease was mainly due to lower net interest income of $15 million, substantially resulting from a decrease in net interest income from loans, lower net investment gains of $65 million and an increase in net non-interest expense of $8 million, partially offset by a decrease in the provision for loan and guarantee losses of $24 million.

During the three months ended March 31, 2011, the trading investments portfolio experienced net mark-to-market gains of $129 million, compared to $199 million experienced during the three months ended March 31, 2010. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $17 million during the first three months of the year compared to $18 million during the same period in 2010.

With the election of the fair value option for a substantial number of the borrowings in 2008, the changes in fair value of the borrowing swaps are significantly offset by the changes in fair value of the associated borrowings. However, income volatility still results from changes in the Bank's credit spreads and swap basis spreads, which affect the valuation of borrowings and swaps, respectively, changes in fair value of equity duration swaps, and the changes in fair value of lending swaps. The changes in fair value of lending swaps are not offset by corresponding changes in fair value of loans, as all the Bank's loans are recorded at amortized cost. Net fair value adjustments on non-trading portfolios for the three months ended March 31, 2011 amounted to a gain of $50 million, compared to a loss of $17 million for the same period last year. Fair value gains on lending swaps of $209 million were partially offset by losses associated with changes in the Bank's credit spreads on the borrowing portfolio (approximately $100 million), and losses on equity duration swaps of $43 million. (See Note I to the Condensed Quarterly Financial Statements for further discussion on changes in fair value on non-trading portfolios).

CAPITALIZATION: To enhance the Bank's financial capacity following its response to the global economic crisis, the Board of Governors, on July 21, 2010, agreed to vote on a Proposed Resolution that would provide for the ninth general increase in the Bank's Ordinary Capital resources of $70,000 million that would be subscribed to by Bank members in five annual installments, starting in 2011. Of this amount, $1,700 million would be in the form of paid-in ordinary capital stock and the remainder would represent callable capital stock.

The next phase in the capital increase process consists of member countries voting to approve the resolution authorizing increases in the Bank's Ordinary Capital. Voting is to close by October 31, 2011, though the Board of Executive Directors has the authority to extend the deadline, if necessary. The resolution provides that the Bank's capital increase would be fully implemented through 2015, as the corresponding authorities in each of its member countries appropriate the necessary funds.

Despite the increased lending in response to the global financial crisis, the Bank's capital adequacy position remains strong, as determined by its capital adequacy policy. The capital adequacy framework provides rules that support the determination of capital requirements for credit and market risk, as well as operational risk.

The Total Equity-to-Loans Ratio (TELR) at March 31, 2011 was 33.7% compared to 33.4% at the end of last year (See Table 1).

ASSET AND LIABILITY MANAGEMENT: As part of the asset/liability management policy, starting in 2010 it has been the Bank's policy to convert all non-US dollar equity to United States dollars; as a result, net currency translation adjustments were *de minimis* for the first quarter of 2011, compared to net losses of $28 million for the same period in 2010.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2011	Three months ended March 31, 2010	Year ended December 31, 2010
Lending Summary			
Loans and guarantees approved [1]	$ 811	$ 1,456	$ 12,136
Undisbursed portion of approved loans	22,164	21,727	22,357
Gross loan disbursements	721	933	10,341
Net loan disbursements [2]	(201)	(49)	4,743
Income Statement Data			
Operating income	$ 340	$ 404	$ 1,252
Net fair value adjustments on non-trading portfolios	50	(17)	(850)
Board of Governors approved transfers	(200)	-	(72)
Net income	190	387	330
Returns and Costs, after swaps			
Return on average loans outstanding	2.73%	3.17%	3.12%
Return on average liquid investments [3]	3.83%	5.23%	3.37%
Average cost of borrowings outstanding during the period	0.92%	1.03%	0.96%
	March 31, 2011	**March 31, 2010**	**December 31, 2010**
Balance Sheet Data			
Cash and investments-net [4], after swaps	$ 16,069	$ 18,979	$ 16,585
Loans outstanding [5]	62,894	58,051	63,007
Borrowings outstanding [6], after swaps	57,085	56,169	57,874
Equity	21,150	21,032	20,960
Total Equity[7]-to-Loans [8] Ratio	33.7%	34.9%	33.4%

[1] Excludes guarantees issued under the Trade Facilitation Program.
[2] Includes gross loan disbursements less principal repayments.
[3] Geometrically-linked time-weighted returns.
[4] Net of Payable for investment securities purchased and cash collateral received and receivable for investment securities sold.
[5] Excludes lending swaps in a net liability position of $532 million as of March 31, 2011 (2010 - $192 million) and $655 million as of December 31, 2010.
[6] Net of premium/discount.
[7] "Total Equity" is defined as Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members) and the cumulative effects of Net fair value adjustments on non-trading portfolios.
[8] Includes loans outstanding and net guarantee exposure.

CAPITAL ADEQUACY

The capital adequacy framework consists of a policy on capital adequacy and systems that support the determination of capital requirements for credit and market risk in both the Bank's lending and treasury operations. In addition, the policy includes capital requirements for operational risk.

The capital adequacy policy allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, and to make flexible adjustments to changing market conditions. Specific risk limits in terms of capital requirements for investments and derivatives are included that enable Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors. As determined under the policy, the Bank is well capitalized.

Table 1 presents the composition of the TELR as of March 31, 2011 and December 31, 2010. It shows that the TELR increased from 33.4% to 33.7% mainly due to a slight increase in Total Equity, and a slight decrease in loans outstanding and net guarantee exposure.

Table 1: TOTAL EQUITY-TO-LOANS RATIO
(Amounts expressed in millions of United States dollars)

	March 31, 2011	December 31, 2010
Equity		
Paid-in capital stock	$ 4,339	$ 4,339
Retained earnings:		
General reserve [(1)]	14,245	14,055
Special reserve [(1)]	2,566	2,566
	21,150	20,960
Plus:		
Allowances for loan and guarantee losses	174	172
Minus:		
Borrowing countries' local currency cash balances	132	136
Cumulative net fair value adjustments on non-trading portfolios	(272)	(322)
Total Equity	$ 21,464	$ 21,318
Loans outstanding and net guarantee exposure	$ 63,620	$ 63,731
Total Equity-to-Loans Ratio	33.7%	33.4%

[(1)] Includes Accumulated other comprehensive income.

CONDENSED BALANCE SHEET

LOAN PORTFOLIO: The Bank offers loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and subject to certain limits, the Bank may make loans and guarantees without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or sub-national entities carrying out projects in borrowing member countries. The Bank also lends to other development institutions without sovereign guarantee. Non-sovereign guaranteed operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of Total Equity[2,3].

The loan portfolio is the Bank's principal earning asset of which, at March 31, 2011, 95% was sovereign-guaranteed. At March 31, 2011, the total volume of outstanding loans was $62,894 million, compared with $63,007 million as of December 31, 2010. The decrease in the loan portfolio was mostly due to a lower level of loan disbursements ($721 million) than collections ($922 million), partially offset by positive currency translation adjustments ($87 million).

As of March 31, 2011, 6.2% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed compared to 6.1% at December 31, 2010. The non-sovereign guaranteed loan portfolio totaled $3,281 million, compared to $3,224 million as of December 31, 2010.

[2] As of September 30, 2010, the date of the latest quarterly report to the Board of Executive Directors, the risk capital requirements of non-sovereign-guaranteed operations was $1.1 billion, or 5.4% of Total Equity.

[3] Effective January 1, 2013, limitations on non-sovereign-guaranteed operations will be established by the Board of Executive Directors, subject to the Bank's Non-Sovereign-Guaranteed Business Plan and capital adequacy policy.

INVESTMENT PORTFOLIO: The Bank's investment portfolio is mostly comprised of highly-rated debt securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, decreased $467 million during the first three months of 2011, mainly resulting from net cash outflows from borrowings ($1,083 million), partially offset by net cash inflows from operating activities ($178 million), mark-to-market gains ($129 million), net loan repayments ($201 million) and positive currency translation adjustments ($121 million).

BORROWING PORTFOLIO: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, decreased $789 million compared with December 31, 2010, primarily due to a smaller amount of new borrowings than maturities ($1,083 million), partially offset by a net increase in the fair value of borrowings and related swaps ($41 million), the accretion of discount on borrowings ($135 million), and currency translation adjustments ($118 million).

EQUITY: Equity at March 31, 2011 was $21,150 million, an increase of $190 million from December 31, 2010, reflecting the net income of the period.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the three months ended March 31, 2011, Operating Income was $340 million compared to $404 million for the same period last year, a decrease of $64 million. This decrease was mainly due to lower net interest income, lower net investment gains and an increase in non-interest expense, partially offset by a decrease in provision for loan and guarantee losses.

The Bank had net interest income of $329 million during the first three months of 2011, compared to $344 million for the same period last year. The decrease of $15 million was substantially due to lower net interest income from loans. The lending spread on most of the Bank's loans decreased from 0.95% during the first three months of 2010 to 0.80% during the same period this year.

The Bank's trading investments portfolio contributed net mark-to-market gains of $129 million during the period, compared to $199 million for the same period in 2010, a decrease of $70 million, mostly due to a slowdown in the recovery of the financial markets.

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Three months ended March 31,	
	2011	**2010**
Loan interest income	$ 410	$ 441
Investment interest income	24	48
Other interest income	25	-
	459	489
Less:		
Borrowing expenses	130	145
Net interest income	329	344
Other loan income	13	13
Net investment gains	129	194
Other expenses:		
Provision for loan and guarantee losses	2	26
Net non-interest expense	129	121
Total	131	147
Operating Income	$ 340	$ 404

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the three months ended March 31, 2011 and 2010 and the year ended December 31, 2010 are shown in Table 3.

Table 3: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2011		Three months ended March 31, 2010		Year ended December 31, 2010	
	Average balance	**Return/Cost %**	**Average balance**	**Return/Cost %**	**Average balance**	**Return/Cost %**
Loans [1]	$ 62,775	2.65	$ 58,037	3.09	$ 58,732	3.01
Liquid investments [2][3]	16,705	3.83	19,479	5.23	19,631	3.37
Total earning assets	$ 79,480	2.90	$ 77,516	3.63	$ 78,363	3.10
Borrowings	$ 57,721	0.92	$ 57,186	1.03	$ 57,555	0.96
Net interest margin [4]		1.68		1.80		1.79

[1] Excludes loan fees.
[2] Geometrically-linked time-weighted returns.
[3] Includes gains and losses.
[4] Represents net interest income as a percent of average earning assets.

COMMITMENTS

Guarantees: The Bank makes partial non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program. During the three months ended March 31, 2011, there were no non-trade-related guarantees approved without sovereign counter-guarantee (2010 – two for $53 million). Also, the Bank issued 46 trade-related guarantees for a total of $101 million (2010 – 32 guarantees issued for a total of $53 million).

Contractual Obligations: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At March 31, 2011, undisbursed loans amounted to $22,164 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 4.6 years with contractual maturity dates through 2040[4].

LIQUIDITY MANAGEMENT

During the first three months of 2011 market indices in some of the world's major economies continued to show signs of moderate improvement while the devastating earthquake in Japan, geopolitical risks in the Middle East and North Africa, rising food and commodity prices, and growing fiscal problems in a number of European countries were cause for concern in global markets.

Exposure to structured assets was further reduced through repayments at par. Valuations on the remaining portfolio continue to be impacted by market factors, such as uneven liquidity, rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of the market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

During the three months ended March 31, 2011, the Bank recognized $129 million of mark-to-market gains in its trading investments portfolio (2010 – $199 million). These investment gains substantially relate to further recoveries in the $2,828 million asset-backed and mortgage-backed securities portion of the portfolio. Although liquidity for this portion of the portfolio remains limited and valuations continue to be highly discounted, as of March 31, 2011, 34.0% is still rated AAA, 76.0% is rated investment grade, and except for $0.4 million of principal losses during the period, the portfolio continued to perform. In addition, during the first three months of the year, the Bank's holdings of these securities were further reduced by repayments at par of $313 million (2010 - $346 million). Table 4 shows a breakdown of the trading investments portfolio at March 31, 2011 and December 31, 2010 by major security class together with unrealized gains and losses included in Income from Investments – Net gains on securities held at the end of the respective periods.

Table 4: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
(Expressed in millions of United States dollars)

	March 31, 2011		December 31, 2010	
	Fair Value [1]	Unrealized Gains (Losses) [2]	Fair Value [1]	Unrealized Gains (Losses) [2]
Obligations of the United States Government and its corporations and agencies	$ 1,170	$ -	$ 822	$ -
U.S. government-sponsored enterprises	714	(1)	505	(7)
Obligations of non-U.S. governments and agencies	7,005	1	7,045	8
Bank obligations	4,902	23	5,054	(10)
Mortgage-backed securities	**1,826**	**43**	**1,925**	**165**
U.S. residential	575	21	573	87
Non-U.S. residential	757	(1)	875	21
U.S. commercial	183	5	182	44
Non-U.S. commercial	311	18	295	13
Asset-backed securities	**1,002**	**41**	**1,043**	**106**
Collateralized loan obligations	614	22	633	64
Other collateralized debt obligations	169	17	152	30
Other asset-backed securities	219	2	258	12
Total trading investments	$ 16,619	$ 107	$ 16,394	$ 262

[1] Includes accrued interest of $43 million at March 31, 2011 and $38 million at December 31, 2010, presented in the Condensed Balance Sheet under Accrued interest and other charges.

[2] Represents unrealized gains and losses included in Income from Investments-Net gains for the corresponding period.

[4] The maturity structure of medium- and long-term borrowings outstanding at the end of 2010 is presented in Appendix I-4 to the December 31, 2010 financial statements.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, government agencies, multilateral organizations, financial institutions, and corporate entities, including asset-backed securities.

Table 5 provides details of the estimated credit exposure on the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of March 31, 2011, the credit exposure amounted to $16,504 million, compared to $17,138 million as of December 31, 2010. The credit quality of the portfolios continues to be high, as 89.6% of the counterparties are rated AAA and AA, 4.6% are rated A, 1.6% are rated BBB, and 4.2% are rated below BBB, compared to 90.6%, 4.2%, 1.4% and 3.8%, respectively, at December 31, 2010.

Table 5: Credit Exposure, Net of Collateral Held, by Counterparty Rating Category
(Amounts expressed in millions of United States dollars)

	March 31, 2011					
	Investments					
Counterparty rating	Governments and Agencies	Banks	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
AAA [1]	$ 6,310	$ 995	$ 959	$ -	$ 8,264	50.1%
AA	1,887	3,375	791	472	6,525	39.5%
A	-	596	139	25	760	4.6%
BBB	13	-	261	-	274	1.7%
BB	-	-	177	-	177	1.1%
B	-	-	127	-	127	0.8%
CCC	-	-	250	-	250	1.5%
CC and below	-	-	127	-	127	0.7%
Total	$ 8,210	$ 4,966	$ 2,831	$ 497	$ 16,504	100.0%

[1] Includes $1,294 million of Governments and agencies rated A1+, the highest short-term rating.

	December 31, 2010					
	Investments					
Counterparty rating	Governments and Agencies	Banks	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
AAA [1]	$ 6,564	$ 973	$ 1,138	$ -	$8,675	50.6%
AA	1,832	3,568	803	644	6,847	40.0%
A	13	521	140	52	726	4.2%
BBB	-	81	154	-	235	1.4%
BB	-	-	194	-	194	1.1%
B	-	-	92	-	92	0.5%
CCC	-	-	240	-	240	1.4%
CC and below	-	-	129	-	129	0.8%
Total	$ 8,409	$ 5,143	$ 2,890	$ 696	$ 17,138	100.0%

[1] Includes $1,896 million of Governments and agencies rated A1+, the highest short-term rating.

OTHER DEVELOPMENTS DURING THE QUARTER

BOARD OF GOVERNORS APPROVED TRANSFERS: As part of the Bank's general increase in resources currently underway, the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors and in accordance with the Agreement, to provide $200 million annually in transfers of Ordinary Capital income to the IDB Grant Facility, beginning in 2011 and through 2020. At its annual meeting in Calgary, Canada, in March 2011, the Board of Governors approved the $200 million transfer corresponding to 2011.

FINANCIAL REFORM - THE DODD-FRANK WALL STREET REFORM AND CONSUMER PROTECTION ACT: On July 21, 2010, the President of the United States of America signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank continues assessing the impact of this financial regulatory reform on its operations.

Patient Protection and Affordable Care Act (the PPACA) and the Health Care and Education Reconciliation Act of 2010 (HCERA): In March 2010, the President of the United States of America signed into law the PPACA and the HCERA. The new legislation seeks to reform the U.S. health care system and its various provisions will be regulated and become effective over the following several years. It is the Bank's intention to implement provisions of the legislation to the extent not already reflected in the Bank's employee medical insurance program and as may be deemed appropriate given its status as an international organization. The Bank continues to closely monitor the implementation of the legislation. Management believes that the impact of the legislation will not be material to the Bank's financial position and results of operations.

Condensed Quarterly Financial Statements
(Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	March 31, 2011		December 31, 2010	
	(Unaudited)			
ASSETS				
Cash and investments				
Cash- Note P	$ 224		$ 242	
Investments - Trading - Notes C, G, H and P	16,576	$ 16,800	16,356	$ 16,598
Loans outstanding - Notes D and E	62,894		63,007	
Allowance for loan losses	(154)	62,740	(145)	62,862
Accrued interest and other charges		959		865
Receivable from members		372		378
Currency and interest rate swaps - Notes G, H, I and P				
Investments - trading	9		7	
Loans	80		38	
Borrowings	5,716	5,805	5,887	5,932
Other assets		672		582
Total assets		$ 87,348		$ 87,217
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes F, G, I and P				
Short-term	$ 20		$ 30	
Medium- and long-term:				
Measured at fair value	52,196		52,846	
Measured at amortized cost	9,756	$ 61,972	10,077	$ 62,953
Currency and interest rate swaps - Notes G, H, I and P				
Investments - trading	84		55	
Loans	612		693	
Borrowings	829		808	
Other	115	1,640	72	1,628
Payable for investment securities purchased and cash collateral received		781		13
Amounts payable to maintain value of currency holdings		536		535
Due to IDB Grant Facility - Note J		272		72
Accrued interest on borrowings		546		555
Other liabilities		451		501
Total liabilities		66,198		66,257
Equity				
Capital stock - Note K				
Subscribed 8,702,335 shares	104,980		104,980	
Less callable portion	(100,641)		(100,641)	
Paid-in capital stock	4,339		4,339	
Retained earnings	15,961		15,771	
Accumulated other comprehensive income	850	21,150	850	20,960
Total liabilities and equity		$ 87,348		$ 87,217

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended March 31,	
	2011	**2010**
	(Unaudited)	
Income		
Loans, after swaps - Notes D and G	**$ 423**	$ 454
Investments - Note C		
Interest	**24**	48
Net gains	**129**	194
Other interest income	**25**	-
Other	**9**	9
Total income	**610**	705
Expenses		
Borrowing expenses, after swaps - Notes F and G	**130**	145
Provision for loan and guarantee losses - Note E	**2**	26
Administrative expenses	**128**	123
Special programs	**10**	7
Total expenses	**270**	301
Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers	**340**	404
Net fair value adjustments on non-trading portfolios - Notes F, G and I	**50**	(17)
Board of Governors approved transfers - Note J	**(200)**	-
Net income	**190**	387
Retained earnings, beginning of period	**15,771**	15,441
Retained earnings, end of period	**$15,961**	$ 15,828

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended March 31,	
	2011	**2010**
	(Unaudited)	
Net income	**$ 190**	$ 387
Other comprehensive income (loss)		
Translation adjustments	**-**	(28)
Total other comprehensive income (loss)	**-**	(28)
Comprehensive income	**$ 190**	$ 359

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Three months ended March 31,	
	2011	**2010**
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	**$ (721)**	$ (933)
Loan collections (net of participations)	**922**	982
Net cash provided by lending activities	**201**	49
Gross purchases of held-to-maturity investments	**-**	(1,405)
Gross proceeds from maturities of held-to-maturity investments	**-**	1,425
Miscellaneous assets and liabilities	**(51)**	(84)
Net cash provided by (used in) lending and investing activities	**150**	(15)
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	**896**	4,637
Repayments	**(1,969)**	(5,837)
Short-term borrowings, net	**(10)**	(2)
Cash collateral received	**32**	-
Collections of receivable from members	**-**	4
Net cash used in financing activities	**(1,051)**	(1,198)
Cash flows from operating activities		
Gross purchases of trading investments	**(6,128)**	(9,194)
Gross proceeds from sale or maturity of trading investments	**6,832**	10,275
Loan income collections, after swaps	**346**	374
Interest and other costs of borrowings, after swaps	**(94)**	(204)
Income from investments	**34**	40
Other interest income	**26**	-
Other income	**9**	9
Administrative expenses	**(131)**	(134)
Special programs	**(12)**	(8)
Net cash provided by operating activities	**882**	1,158
Effect of exchange rate fluctuations on cash	**1**	(1)
Net decrease in cash	**(18)**	(56)
Cash, beginning of year	**242**	242
Cash, end of period	**$ 224**	$ 186

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility. Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2010 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (GAAP). The results of operations for the first three months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financing instruments, the determination of the adequacy of the allowances for loan and guarantee losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans.

New accounting pronouncements
In January 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2011-01 "Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20." This update temporarily defers the effective date of the disclosure requirements for public entities about troubled debt restructuring in ASU No. 2010-20, to be concurrent with the effective date of the guidance for determining what constitutes a troubled debt restructuring, as presented in proposed ASU "Clarifications to Accounting for Troubled Debt Restructurings by Creditors."

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, corporate, and bank obligations, asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For government and agency obligations, including securities issued by an instrumentality of a government or any other official entity, the Bank's policy is to invest in obligations issued or unconditionally guaranteed by governments of certain countries with a minimum credit quality equivalent to a AA- rating (agency asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (asset-backed, and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

Net unrealized gains of $107 million on trading portfolio instruments held at March 31, 2011 compared to $157 million at March 31, 2010, were included in Income from investments-Net gains. Unrealized gains and losses recognized are substantially related to the asset-backed and mortgage-backed securities portion of the trading investments portfolio, which at March 31, 2011 amounted to $2,828 million ($3,657 million at March 31, 2010).

During 2011, the investment portfolio continued to recover from the financial crisis, as market indices and economic indicators in some of the world's major economies continued to show signs of moderate improvement. Valuations on the asset-backed and mortgage-backed portion of the portfolio continue to be impacted by market factors, such as uneven liquidity, rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

A summary of the trading investments portfolio at March 31, 2011 and December 31, 2010 is shown in Note H – "Fair Value Measurements".

NOTE D – LOANS AND GUARANTEES

LOAN CHARGES: For 2011, the Board of Executive Directors approved a lending spread of 0.80%, a credit commission of 0.25%, and no supervision and inspection fee. These charges apply to sovereign-guaranteed loans, excluding emergency loans and loans under the Liquidity Program, comprising approximately 93% of the loan portfolio, and are subject to

annual review and approval by the Board of Executive Directors.

GUARANTEES: As of March 31, 2011, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees of $1,074 million ($1,179 million as of December 31, 2010). In addition, the Bank has approved a guarantee with sovereign counter-guarantee of $60 million. During the three months ended March 31, 2011, there were no non-trade-related guarantees approved without sovereign counter-guarantee (2010 – two for $53 million).

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1 billion outstanding at any time. During the first three months of the year, the Bank issued 46 guarantees for a total of $101 million under this program (2010 – 32 guarantees for a total of $53 million).

At March 31, 2011, guarantees of $811 million ($814 million at December 31, 2010), including $199 million issued under the TFFP ($153 million at December 31, 2010), were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $45 million ($45 million at December 31, 2010) of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 4 to 14 years, except for trade related guarantees that have maturities of up to three years. No guarantees provided by the Bank have ever been called.

At March 31, 2011 and December 31, 2010, the Bank's exposure on guarantees without sovereign counter-guarantee, net of reinsurance, amounted to $674 million and $671 million, respectively, and was classified as follows (in millions):

Internal Credit Risk Classification	March 31, 2011	December 31, 2010
Excellent	$ 112	$ 115
Very Strong	106	95
Strong	75	58
Satisfactory	273	17
Fair	12	253
Weak	67	118
Possible loss	29	15
Total	$ 674	$ 671

NOTE E – CREDIT RISK FROM LOAN PORTFOLIO

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. The loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and non-sovereign-guaranteed loans. Approximately 95% of the loans are sovereign-guaranteed.

SOVEREIGN-GUARANTEED LOANS: When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing a credit event in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign credit event. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the end of a credit event, the Bank suffers an economic loss from not charging interest on overdue interest while the credit event lasts. Considering that the Bank has had an essentially fully performing sovereign-guaranteed loan portfolio since its establishment and, the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will be repaid.

The credit quality of the sovereign-guaranteed loan portfolio as of March 31, 2011 and December 31, 2010, as represented by the long-term foreign credit rating assigned to each borrower country by Standard & Poor's (S&P), is as follows (in millions):

Country Ratings	March 31, 2011	December 31, 2010
A	$ 1,053	$ 1,085
BBB	34,766	28,400
BB	7,501	13,950
B	16,136	16,194
CCC	157	154
Total	$ 59,613	$ 59,783

The ratings presented above have been updated as of March 31, 2011 and December 31, 2010, respectively.

NON-SOVEREIGN-GUARANTEED LOANS: The Bank does not benefit from full sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors under each of the borrower and transaction dimensions. The major risk factors evaluated at the transaction level consider the priority that the loans made by the Bank have in relation to other obligations of the borrower; the type of security collateralizing the agreement; and the nature and extent of the covenants that the borrower must comply. The major credit risk factors considered at the borrower level may be grouped into three major categories: political risk, commercial or project risk, and financial risk.

The country rating is considered a proxy of the impact of the macro-economic environment to the ability of the borrower to reimburse the Bank and as such, it is considered a ceiling for the transaction dimension risk rating. The credit quality of the non-sovereign-guaranteed loan portfolio as of March 31, 2011 and December 31, 2010, excluding loans to other development institutions, as represented by the Bank's internal credit risk classification system, is as follows (in millions):

	Outstanding balance at		
Risk Classification	March 31, 2011	December 31, 2010	S&P/Moody's Rating Equivalent
Excellent	$ 215	$ 215	BBB— /Baa3 or higher
Very Strong	1,068	1,059	BB+/Ba1
Strong	849	823	BB/Ba2
Satisfactory	306	312	BB —/Ba3
Fair	163	163	B+/B1
Weak	286	261	B/B2
Possible Loss	67	62	B—/B3
Impaired	143	140	CCC—D/Caa-D
Total	$ 3,097	$ 3,035	

In addition, as of March 31, 2011, the Bank has loans to other development institutions of $184 million (2010 – $189 million), which are rated AAA, A+ and A-.

Past due and Non-accrual loans

As of March 31, 2011, there were no loans considered past due, and a non-sovereign-guaranteed loan with an outstanding balance of $94 million ($92 million at December 31, 2010) was in non-accrual status.

Impaired loans

The Bank has non-sovereign guaranteed loans with outstanding balances of $143 million classified as impaired at March 31, 2011. All impaired loans have specific allowances for loan losses amounting to $65 million ($55 million at December 31, 2010).

The following table provides financial information related to impaired loans as of March 31, 2011 and December 31, 2010 (in millions):

	March 31, 2011	December 31, 2010
Recorded investment at end of period	$ 143	$ 140
Average recorded investment during period	143	128

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three months ended March 31, 2011 and 2010 is as follows (in millions):

	Three months ended March 31,	
	2011	2010
Loan income recognized	$ 2	$ 2
Loan income that would have been recognized on an accrual basis during the period	2	2

Allowance for Loan and Guarantee Losses

SOVEREIGN-GUARANTEED PORTFOLIO: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees. The performance of said portfolio has been excellent, particularly given the market credit ratings of many of the Bank's borrowing countries. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows are not met in accordance with the terms of the loan contract.

NON-SOVEREIGN-GUARANTEED PORTFOLIO: For non-sovereign-guaranteed loans and guarantees, a collective loss allowance is determined based on the Bank's internal credit risk classification system. The first step in the calculation of the collective loan and guarantee loss allowance is the estimation of an expected rate of transition of projects from non-impaired risk categories to the impaired/default category. This impairment/default rate is applied to each risk category. Transitions of debt instruments from various risk categories to impairment/default status are modeled utilizing worldwide non-sovereign data gathered from the documented experience of rated non-sovereign-guaranteed debt issuances of similar risk levels.

An appropriate estimated rate of loss from projects once impaired is determined based upon the Bank's specific experience gained in the assessment of the losses stemming from impairments in its own non-sovereign-guaranteed portfolio. Based upon (i) the impairment/default rate for each risk category, (ii) the distribution of the non-sovereign-guaranteed portfolio in each of these categories and (iii) the loss rate once defaulted, the required level of the collective loss allowance is determined.

The changes in the allowance for loan and guarantee losses for the periods ended March 31, 2011 and December 31, 2010 were as follows (in millions):

	March 31, 2011	December 31, 2010
Balance, beginning of year	$ 172	$ 148
Provision for loan and guarantee losses	2	24
Balance, end of period	$ 174	$ 172
Composed of:		
Allowance for loan losses	$ 154	$ 145
Allowance for guarantee losses [1]	20	27
Total	$ 174	$ 172

[1] The allowance for guarantee losses is included in Other liabilites in the Condensed Balance Sheet.

As of March 31, 2011, the total allowance for loan and guarantee losses is composed of $8 million related to the sovereign-guaranteed portfolio and $166 million related to the non-sovereign guaranteed portfolio (2010 - $8 million and $164 million, respectively). The provision for loan and guarantee losses includes credits of $0 million and $2 million related to sovereign-guaranteed loans in 2011 and 2010, respectively.

During the first quarter of 2011, there were no changes to the Bank's policy with respect to the allowance for loan and guarantee losses from the prior year. Except for the small amount of impaired loans on the non-sovereign-guaranteed portfolio, all loans and guarantees have been collectively evaluated for impairment. The collective allowance for loan and guarantee losses as of March 31, 2011 amounted to $109 million (2010 – $117 million), including approximately $101 million (2010 – $109 million) related to the non-sovereign-guaranteed portfolio.

Troubled debt restructurings
A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired until its extinguishment, but it is not disclosed as such unless there is a noncompliance under the terms of the restructured agreement.

The Bank does not reschedule its sovereign-guaranteed loans. During the first three months of 2011, there were no troubled debt restructurings of non-sovereign-guaranteed loans.

NOTE F – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt to reduce the income volatility resulting from previously accounting for borrowings at amortized cost and marking to market the related borrowing swaps, with changes in fair value recognized in income. The Bank did not elect the fair value option for certain borrowings that are within the same balance sheet category because they do not contribute to a mitigation of income volatility.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three months ended March 31, 2011 and 2010, as follows (in millions):

	Three months ended March 31,	
	2011	2010
Borrowing expenses, after swaps	$ (534)	$ (501)
Net fair value adjustments on non-trading portfolios	142	(567)
Total changes in fair value included in Net income	$ (392)	$ (1,068)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of March 31, 2011 and December 31, 2010, was as follows (in millions):

	March 31, 2011	December 31, 2010
Fair value	$ 52,674 (1)	$ 53,302 (1)
Unpaid principal outstanding	50,862	51,133
Fair value over unpaid principal outstanding	$ 1,812	$ 2,169

(1) Includes accrued interest of $478 million at March 31,2011 and $456 million at December 31, 2010.

NOTE G – DERIVATIVES

RISK MANAGEMENT STRATEGY AND USE OF DERIVATIVES: The Bank faces risks that result from market movements, primarily changes in interest and exchange rates that are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

ACCOUNTING FOR DERIVATIVES: All derivatives are recognized in the Condensed Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount.

The interest component of the changes in fair value of investments, lending, borrowing, and equity duration derivatives is recorded in Income from Investments - Interest, Income from Loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, over the life of the derivative contract, with the remaining changes in the fair value included in Income from Investments-Net gains for investment derivatives and in Net fair value adjustments on non-trading portfolios for lending, borrowing and equity duration derivative instruments.

The Bank occasionally issues debt securities that contain embedded derivatives; these securities are carried at fair value.

FINANCIAL STATEMENTS PRESENTATION: The Bank's derivative instruments as of March 31, 2011 and December 31, 2010, and their related gains and losses for the three months ended March 31, 2011 and 2010, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Comprehensive Income as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	March 31, 2011 [1] Assets	March 31, 2011 [1] Liabilities	December 31, 2010 [1] Assets	December 31, 2010 [1] Liabilities
Currency Swaps	Currency and interest rate swaps				
	Investments - Trading	$ 2	$ 67	$ -	$ 29
	Loans	14	295	10	249
	Borrowings	4,689	631	4,596	640
	Accrued interest and other charges	246	(8)	182	(12)
Interest Rate Swaps	Currency and interest rate swaps				
	Investments - Trading	7	17	7	26
	Loans	66	317	28	444
	Borrowings	1,027	198	1,291	168
	Other	-	115	-	72
	Accrued interest and other charges	133	22	189	36
		$ 6,184	$ 1,654	$ 6,303	$ 1,652

[1] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings and Condensed Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain (Loss) from Derivatives	Three months ended March 31, 2011	Three months ended March 31, 2010
Currency Swaps			
Investments - Trading	Income from investments:		
	Interest	$ (6)	$ (1)
	Net gains	18	-
Loans	Income from loans, after swaps	(23)	(16)
	Net fair value adjustments on non-trading portfolios	(33)	(85)
Borrowings	Borrowing expenses, after swaps	291	289
	Net fair value adjustments on non-trading portfolios	33	443
	Other comprehensive income (loss)-Translation adjustments	4	9
Interest Rate Swaps			
Investments - Trading	Income from investments:		
	Interest	(6)	(4)
	Net gains	7	(6)
	Other comprehensive income (loss)-Translation adjustments	(48)	2
Loans	Income from loans, after swaps	(103)	(93)
	Net fair value adjustments on non-trading portfolios	165	(170)
Borrowings	Borrowing expenses, after swaps	217	197
	Net fair value adjustments on non-trading portfolios	(310)	197
	Other comprehensive income (loss) -Translation adjustments	6	(7)
Other	Other interest income	25	-
	Net fair value adjustments on non-trading portfolios	(43)	-
		$ 194	$ 755

The Bank is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. Should the Bank credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on March 31, 2011 is $211 million (after consideration of master netting derivative agreements). If the Bank was downgraded from the current AAA credit

rating to AA+, it would be required to post collateral in the amount of $61 million at March 31, 2011.

The following tables provide information on the contract value/notional amounts of derivative instruments as of March 31, 2011 and December 31, 2010 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Included in the other category are interest rate swaps used to maintain the equity duration within policy limits.

Derivative type/ Rate type	March 31, 2011 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments - trading				
Fixed	$ -	$ 1,444	$ -	$ 1,821
Adjustable	1,391	-	1,821	-
Loans				
Fixed	-	1,000	185	12,805
Adjustable	2,092	1,275	12,805	185
Borrowings				
Fixed	21,953	218	30,321	349
Adjustable	7,024	24,180	5,814	35,207
Other				
Fixed	-	-	5,345	-
Adjustable	-	-	-	5,345

Derivative type/ Rate type	December 31, 2010 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments - trading				
Fixed	$ -	$ 618	$ -	$ 1,867
Adjustable	611	-	1,867	-
Loans				
Fixed	-	889	183	13,316
Adjustable	2,007	1,228	13,316	183
Borrowings				
Fixed	21,456	217	30,188	349
Adjustable	7,573	24,491	5,815	35,071
Other				
Fixed	-	-	5,495	-
Adjustable	-	-	-	5,495

NOTE H – FAIR VALUE MEASUREMENTS

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives higher priorities to unadjusted quoted prices in active markets for identical and unrestricted assets or liabilities (Level 1) and adjusted quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for similar assets or liabilities (Level 2), and the lowest priority to unobservable inputs (i.e., supported by little or no market activity) (Level 3).

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy. As required by the framework for measuring fair value, the Bank does not adjust the quoted price for such instruments.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices, or prices derived from alternative pricing models, utilizing discounted cash flows. These methodologies apply to investments, including government agencies and corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques.

Medium-and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures, that require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates and spreads to generate continuous yield or pricing curves and the spot price of the underlying volatility and correlation. Significant market inputs are observable during the full term of these instruments. Correlation and items with longer tenors are generally less observable. The Bank considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among bro-

kers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of March 31, 2011 and December 31, 2010 by level within the fair value hierarchy (in millions).

Financial assets:

Assets	Fair Value Measurements March 31, 2011[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 1,170	$ 591	$ 579	$ -
U.S. government-sponsored enterprises	714	-	714	-
Obligations of non-U.S. governments and agencies	7,005	187	6,818	-
Bank obligations	4,902	-	4,902	-
Mortgage-backed securities	**1,826**	-	**1,819**	**7**
U.S. residential	575	-	575	-
Non-U.S. residential	757	-	750	7
U.S. commercial	183	-	183	-
Non-U.S. commercial	311	-	311	-
Asset-backed securities	**1,002**	-	**904**	**98**
Collateralized loan obligations	614	-	614	-
Other collateralized debt obligations	169	-	71	98
Other asset-backed securities	219	-	219	-
Total Investments - Trading	16,619	778	15,736	105
Currency and interest rate swaps	6,184	-	6,184	-
Total	$ 22,803	$ 778	$ 21,920	$ 105

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $43 million for trading investments and $379 million for currency and interest rate swaps.

Financial assets:

Assets	Fair Value Measurements December 31, 2010[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 822	$ 822	$ -	$ -
U.S. government-sponsored enterprises	505	-	505	-
Obligations of non-U.S. governments and agencies	7,045	430	6,615	-
Bank obligations	5,054	-	5,054	-
Mortgage-backed securities	**1,925**	-	**1,916**	**9**
U.S. residential	573	-	573	-
Non-U.S. residential	875	-	866	9
U.S. commercial	182	-	182	-
Non-U.S. commercial	295	-	295	-
Asset-backed securities	**1,043**	-	**952**	**91**
Collateralized loan obligations	633	-	633	-
Other collateralized debt obligations	152	-	62	90
Other asset-backed securities	258	-	257	1
Total Investments - Trading	16,394	1,252	15,042	100
Currency and interest rate swaps	6,303	-	6,303	-
Total	$ 22,697	$ 1,252	$ 21,345	$ 100

[1] Represents the fair value of the referred assets, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest and other charges of $38 million for trading investments and $371 million for currency and interest rate swaps.

Financial liabilities:

Liabilities	Fair Value Measurements March 31, 2011[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 52,674	$ -	$ 52,674	$ -
Currency and interest rate swaps	1,654	-	1,654	-
Total	$ 54,328	$ -	$ 54,328	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $478 million for borrowings and under Accrued interest and other charges of $14 million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2010[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 53,302	$ -	$ 53,302	$ -
Currency and interest rate swaps	1,652	-	1,652	-
Total	$ 54,954	$ -	$ 54,954	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Condense Balance Sheet under Accrued interest on borrowings of $456 million for borrowings and under Accrued interest and other charges of $24 million for currency and interest rate swaps.

The tables below show a reconciliation of the beginning and ending balances of all financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended March 31, 2011 and 2010 (in millions). In addition, the tables show the total gains and losses included in Net income as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets and liabilities still held as of March 31, 2011 and 2010 (in millions) and a description of where these gains or losses are reported in the Condensed Statement of Income and Retained Earnings, as applicable.

Financial assets:

	Three months ended March 31,					
	2011			2010		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ 100	$ -	$ 100	$ 104	$ 20	$ 124
Total gains (losses) included in:						
Net income	11	-	11	9	-	9
Other comprehensive income (loss)	3	-	3	(3)	-	(3)
Settlements	(9)	-	(9)	(4)	-	(4)
Transfers out of level 3	-	-	-	-	(20)	(20)
Balance, end of period	$ 105	$ -	$ 105	$ 106	$ -	$ 106
Total gains (losses) for the period included in Net income attributable to the change in unrealized gains or losses related to assets still held at the end of the period	$ 11	$ -	$ 11	$ 8	$ -	$ 8

Gains (losses) are included in the Condensed Statement of Income and Retained Earnings as follows (in millions):

	Three months ended March 31,			
	2011		2010	
	Total Gains (Losses) included in Net Income for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period	Total Gains (Losses) included in Net Income for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period
Income from investments	$ 11	$ 11	$ 9	$ 8
Total	$ 11	$ 11	$ 9	$ 8

Financial Liabilities:

	Three months ended March 31,					
	2011			2010		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ -	$ -	$ -	$ 282	$ 27	$ 309
Transfers out of level 3	-	-	-	(282)	(27)	(309)
Balance, end of period	$ -	$ -	$ -	$ -	$ -	$ -

NOTE I – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS

Net fair value adjustments on non-trading portfolios on the Condensed Statement of Income and Retained Earnings for the three months ended March 31, 2011 and 2010 comprise the following (in millions):

	Three months ended March 31,	
	2011	2010
Change in fair value of derivative instruments due to movements in:		
Exchange rates	$ 165	$ 206
Interest rates	(353)	179
Total change in fair value of derivatives	(188)	385
Change in fair value of borrowings due to movements in:		
Exchange rates	(262)	(361)
Interest rates	404	(206)
Total change in fair value of borrowings	142	(567)
Currency transaction gains on borrowings and loans at amortized cost	96	164
Amortization of borrowing and loan basis adjustments	-	1
Total	$ 50	$ (17)

Net fair value losses on non-trading derivatives resulting from changes in interest rates were $353 million for the first three months of 2011, as a result of an overall increase in long-term swap interest rates in the global markets, compared to year-end 2010 levels. These losses were offset by fair value gains on borrowings of $404 million. The income volatility related to movements in interest rates, which amounted to a gain of $51 million for the three months period ended March 31, 2011 compared to a loss of $27 million for the same period last year, was primarily due to fair value gains on lending swaps ($209 million), which were partially compensated by losses associated with changes in the Bank's credit spreads on the borrowings portfolio (approximately $100 million) and losses on equity duration swaps ($43 million).

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During the first three months of 2011, exchange rate changes increased the value of borrowings and loans, resulting in a net loss of $166 million (2010 – $197 million), which was offset by a net gain from changes in the value of the borrowing and lending swaps of $165 million (2010 – $206 million).

NOTE J – BOARD OF GOVERNORS APPROVED TRANSFERS

As part of the Bank's general increase in resources currently underway, the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors and in accordance with the Agreement, to provide $200 million annually in transfers of Ordinary Capital income to the IDB Grant Facility, beginning in 2011 and through 2020. At its annual meeting in Calgary, Canada, in March 2011, the Board of Governors approved the $200 million transfer corresponding to 2011. Such transfers are recognized as an expense when approved by the Board of Governors and funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is pre-

sented under Due to IDB Grant Facility on the Condensed Balance Sheet.

NOTE K – CAPITAL STOCK

On July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for an increase of the Bank's Ordinary Capital resources in the amount of $70,000 million that would be subscribed to by Bank members in five annual installments, starting in 2011. Of this amount, $1,700 million would be in the form of paid-in capital and the remainder would represent callable capital.

The next phase in the capital increase process consists of member countries voting to approve the resolution authorizing increases in the Bank's Ordinary Capital. Voting is to close by October 31, 2011, though the Board of Executive Directors has the authority to extend the deadline, if necessary. The resolution provides that the Bank's capital increase would be fully implemented through 2015, as the corresponding authorities in each of its member countries appropriate the necessary funds.

NOTE L – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first three months of 2011 were $22 million (2010 – $21 million). As of March 31, 2011, the estimate of contributions expected to be paid to the Plans and the PRBP during 2011 was $60 million and $34 million, respectively, the same amount disclosed in the December 31, 2010 financial statements. Contributions for 2010 were $55 million and $30 million, respectively.

Periodic benefit cost: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with allocation formulas approved by the Board of Executive Directors or the Board of Governors for administrative expenses and are included under Administrative expenses in the Condensed Statement of Income and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for the three months ended March 31, 2011 and 2010 (in millions):

	Pension Benefits Three months ended March 31, 2011	Pension Benefits Three months ended March 31, 2010
Service cost	$ 16	$ 14
Interest cost	38	36
Expected return on plan assets	(47)	(44)
Net periodic benefit cost	$ 7	$ 6
Of which:		
ORC's share	$ 7	$ 6
FSO's share	$ -	$ -

	Postretirement Benefits Three months ended March 31, 2011	Postretirement Benefits Three months ended March 31, 2010
Service cost	$ 9	$ 8
Interest cost	19	17
Expected return on plan assets	(19)	(19)
Amortization of prior service cost	9	9
Net periodic benefit cost	$ 18	$ 15
Of which:		
ORC's share	$ 17	$ 15
FSO's share	$ 1	$ -

NOTE M – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees in VIEs in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at March 31, 2011. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) investment funds, where the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets, in which the Bank is deemed to hold significant variable interests totaled $3,702 million at March 31, 2011 ($6,058 million at December 31, 2010). The Bank's total loans and guarantees outstanding to these VIEs were $491 million and $104 million, respectively (2010 - $609 million and $157 million). Amounts committed not yet disbursed related to such loans and guarantees amounted to $26 million (2010 - $58 million), which combined with outstanding amounts

results in a total Bank exposure of $621 million at March 31, 2011 ($824 million at December 31, 2010).

NOTE N – RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

A reconciliation of Net income to Net cash provided by operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Three months ended March 31,	
	2011	2010
Net income	$ 190	$ 387
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(76)	(80)
Investment income	(12)	(45)
Net unrealized gain on trading investments	(107)	(157)
Interest and other costs of borrowings, after swaps	36	(59)
Administrative expenses, including depreciation	(3)	(12)
Special programs	(2)	-
Net fair value adjustments on non-trading portfolios	(50)	17
Transfer to the IDB Grant Facility	200	-
Net decrease in trading investments	704	1,081
Provision for loan and guarantee losses	2	26
Net cash provided by operating activities	$ 882	$ 1,158
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ 121	$ (200)
Held-to-maturity investments	-	(74)
Loans outstanding	10	(31)
Borrowings	118	(244)
Receivable from members-net	(7)	53

NOTE O – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the three months ended March 31, 2011 and 2010, loans made to or guaranteed by four countries individually generated in excess of 10% of loan income, as follows (in millions):

	Three months ended March 31,	
	2011	2010
Brazil	$ 105	$ 121
Mexico	87	62
Argentina	84	91
Colombia	54	58

NOTE P – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows.

Loans: The Bank is one of very few lenders of development loans to Latin American and Caribbean countries. The absence of a secondary market for development loans makes it difficult to estimate the fair value of the Bank's lending portfolio despite the flexibility offered by the fair value framework. The Bank continues to explore possible valuation tools to estimate the fair value of its lending portfolio without having to incur excessive costs.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of March 31, 2011 and December 31, 2010 (in millions):

	2011 [1]		2010 [1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 224	$ 224	$ 242	$ 242
Investments - trading	16,619	16,619	16,394	16,394
Loans outstanding, net	63,291	N/A	63,342	N/A
Currency and interest rate swaps receivable				
Investments - trading	7	7	6	6
Loans	45	45	11	11
Borrowings	6,131	6,131	6,285	6,285
Others	-	-	1	1
Borrowings				
Short-term	20	20	30	30
Medium- and long-term:				
Measured at fair value	52,674	52,674	53,302	53,302
Measured at amortized cost	9,824	10,586	10,176	11,046
Currency and interest rate swaps payable				
Investments - trading	107	107	77	77
Loans	665	665	759	759
Borrowings	773	773	750	750
Others	108	108	66	66

N/A = Not available
[1] Includes accrued interest.

NOTE Q – SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 16, 2011, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of March 31, 2011.

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended March 31, 2011
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of March 31, 2011, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
INR	6,000,000,000	4.75	100.6425	10-Jan-2011	10-Jan-2014
COP	19,300,000,000	3.35	100.00	11-Jan-2011	11-Jan-2015
INR	3,000,000,000	4.75	101.4575	14-Jan-2011	10-Jan-2014
BRL	35,000,000	9.50	105.8875	21-Jan-2011	6-Jan-2014
BRL	399,000,000	7.05	99.97	1-Feb-2011	23-Jan-2014
USD	175,000,000	2.25	101.364	1-Feb-2011	15-July-2015
IDR	100,000,000,000	6.00	99.8575	4-Feb-2011	17-Sep-2013
BRL	40,000,000	9.00	100.78	9-Feb-2011	28-Aug-2012
BRL	100,000,000	9.00	100.00	11-Feb-2011	11-Feb-2013
USD	125,000,000	2.25	101.006	2-Mar-2011	15-July-2015
IDR	300,000,000,000	6.50	99.735	10-Mar-2011	10-Mar-2014

Annex B

Inter-American Development Bank

Ordinary Capital



Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
March 31, 2011
(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2011

INTRODUCTION

The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 7, 2011, which includes the Ordinary Capital financial statements for the year ended December 31, 2010. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present the financial results in accordance with GAAP, for example the fair value of financial instruments, the determination of the loan loss allowance, and the determination of the projected benefit obligations, costs and funded status associated with the pension and postretirement benefit plans, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing and lending swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from the regular results of its operations. The Bank defines Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers[1] as "Operating Income". Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers are reported separately in the Condensed Statement of Income and Retained Earnings.

ACCOUNTING DEVELOPMENTS: As described in Note B to the financial statements, in the first quarter of 2011, the Financial Accounting Standards Board (FASB) deferred the effective date of the disclosure requirements for public entities about troubled debt restructurings in ASU No. 2010-20, to be concurrent with the effective date of the proposed guidance for determining what constitutes a troubled debt restructuring.

[1] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

FINANCIAL HIGHLIGHTS

LENDING OPERATIONS: During the first three months of 2011, the Bank approved 10 loans totaling $811 million compared to 24 loans that totaled $1,403 million during the same period in 2010. There were no non-trade-related guarantees approved without sovereign counter-guarantee (2010 – two for $53 million) and 46 trade-related guarantees were issued for a total of $101 million (2010 – 32 guarantees issued for a total of $53 million).

The portfolio of non-sovereign-guaranteed loans increased slightly to a level of $3,281 million compared to $3,224 million at December 31, 2010. In addition, the non-sovereign guarantees exposure increased $3 million to $674 million compared to $671 million the previous year. As of March 31, 2011, 6.2% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 6.1% at December 31, 2010.

For 2011, the Board of Executive Directors approved a lending spread of 0.80%, a credit commission of 0.25% and no supervision and inspection fee.

BORROWING OPERATIONS: During the first three months of the year, the Bank issued bonds for a total face amount of $781 million (2010 – $5,417 million) that generated proceeds of $781 million (2010 – $4,799 million), representing decreases of $4,636 million and $4,018 million, respectively, compared to the same period last year. The average life of new issues was 3.4 years (2010 – 5.9 years). The decrease in borrowing operations was due to lower debt redemptions, as well as the positive impact on the Bank's liquidity levels of the conversion, in December 2010, of $2,984 million of non-borrowing member currency holdings subject to maintenance of value.

FINANCIAL RESULTS: Operating Income during the first three months of 2011 was $340 million, compared to $404 million for the same period last year, a decrease of $64 million. This decrease was mainly due to lower net interest income of $15 million, substantially resulting from a decrease in net interest income from loans, lower net investment gains of $65 million and an increase in net non-interest expense of $8 million, partially offset by a decrease in the provision for loan and guarantee losses of $24 million.

During the three months ended March 31, 2011, the trading investments portfolio experienced net mark-to-market gains of $129 million, compared to $199 million experienced during the three months ended March 31, 2010. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $17 million during the first three months of the year compared to $18 million during the same period in 2010.

With the election of the fair value option for a substantial number of the borrowings in 2008, the changes in fair value of the borrowing swaps are significantly offset by the changes in fair value of the associated borrowings. However, income volatility still results from changes in the Bank's credit spreads and swap basis spreads, which affect the valuation of borrowings and swaps, respectively, changes in fair value of equity duration swaps, and the changes in fair value of lending swaps. The changes in fair value of lending swaps are not offset by corresponding changes in fair value of loans, as all the Bank's loans are recorded at amortized cost. Net fair value adjustments on non-trading portfolios for the three months ended March 31, 2011 amounted to a gain of $50 million, compared to a loss of $17 million for the same period last year. Fair value gains on lending swaps of $209 million were partially offset by losses associated with changes in the Bank's credit spreads on the borrowing portfolio (approximately $100 million), and losses on equity duration swaps of $43 million. (See Note I to the Condensed Quarterly Financial Statements for further discussion on changes in fair value on non-trading portfolios).

CAPITALIZATION: To enhance the Bank's financial capacity following its response to the global economic crisis, the Board of Governors, on July 21, 2010, agreed to vote on a Proposed Resolution that would provide for the ninth general increase in the Bank's Ordinary Capital resources of $70,000 million that would be subscribed to by Bank members in five annual installments, starting in 2011. Of this amount, $1,700 million would be in the form of paid-in ordinary capital stock and the remainder would represent callable capital stock.

The next phase in the capital increase process consists of member countries voting to approve the resolution authorizing increases in the Bank's Ordinary Capital. Voting is to close by October 31, 2011, though the Board of Executive Directors has the authority to extend the deadline, if necessary. The resolution provides that the Bank's capital increase would be fully implemented through 2015, as the corresponding authorities in each of its member countries appropriate the necessary funds.

Despite the increased lending in response to the global financial crisis, the Bank's capital adequacy position remains strong, as determined by its capital adequacy policy. The capital adequacy framework provides rules that support the determination of capital requirements for credit and market risk, as well as operational risk.

The Total Equity-to-Loans Ratio (TELR) at March 31, 2011 was 33.7% compared to 33.4% at the end of last year (See Table 1).

ASSET AND LIABILITY MANAGEMENT: As part of the asset/liability management policy, starting in 2010 it has been the Bank's policy to convert all non-US dollar equity to United States dollars; as a result, net currency translation adjustments were *de minimis* for the first quarter of 2011, compared to net losses of $28 million for the same period in 2010.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010
Lending Summary			
Loans and guarantees approved [1]	$ 811	$ 1,456	$ 12,136
Undisbursed portion of approved loans	22,164	21,727	22,357
Gross loan disbursements	721	933	10,341
Net loan disbursements [2]	(201)	(49)	4,743
Income Statement Data			
Operating income	$ 340	$ 404	$ 1,252
Net fair value adjustments on non-trading portfolios	50	(17)	(850)
Board of Governors approved transfers	(200)	-	(72)
Net income	190	387	330
Returns and Costs, after swaps			
Return on average loans outstanding	2.73%	3.17%	3.12%
Return on average liquid investments [3]	3.83%	5.23%	3.37%
Average cost of borrowings outstanding during the period	0.92%	1.03%	0.96%

	March 31,		December 31,
	2011	2010	2010
Balance Sheet Data			
Cash and investments-net [4], after swaps	$ 16,069	$ 18,979	$ 16,585
Loans outstanding [5]	62,894	58,051	63,007
Borrowings outstanding [6], after swaps	57,085	56,169	57,874
Equity	21,150	21,032	20,960
Total Equity[7]-to-Loans [8] Ratio	33.7%	34.9%	33.4%

[1] Excludes guarantees issued under the Trade Facilitation Program.
[2] Includes gross loan disbursements less principal repayments.
[3] Geometrically-linked time-weighted returns.
[4] Net of Payable for investment securities purchased and cash collateral received and receivable for investment securities sold.
[5] Excludes lending swaps in a net liability position of $532 million as of March 31, 2011 (2010 - $192 million) and $655 million as of December 31, 2010.
[6] Net of premium/discount.
[7] "Total Equity" is defined as Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members) and the cumulative effects of Net fair value adjustments on non-trading portfolios.
[8] Includes loans outstanding and net guarantee exposure.

CAPITAL ADEQUACY

The capital adequacy framework consists of a policy on capital adequacy and systems that support the determination of capital requirements for credit and market risk in both the Bank's lending and treasury operations. In addition, the policy includes capital requirements for operational risk.

The capital adequacy policy allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, and to make flexible adjustments to changing market conditions. Specific risk limits in terms of capital requirements for investments and derivatives are included that enable Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors. As determined under the policy, the Bank is well capitalized.

Table 1 presents the composition of the TELR as of March 31, 2011 and December 31, 2010. It shows that the TELR increased from 33.4% to 33.7% mainly due to a slight increase in Total Equity, and a slight decrease in loans outstanding and net guarantee exposure.

Table 1: TOTAL EQUITY-TO-LOANS RATIO
(Amounts expressed in millions of United States dollars)

	March 31, 2011	December 31, 2010
Equity		
Paid-in capital stock	$ 4,339	$ 4,339
Retained earnings:		
General reserve (1)	14,245	14,055
Special reserve (1)	2,566	2,566
	21,150	20,960
Plus:		
Allowances for loan and guarantee losses	174	172
Minus:		
Borrowing countries' local currency cash balances	132	136
Cumulative net fair value adjustments on non-trading portfolios	(272)	(322)
Total Equity	$ 21,464	$ 21,318
Loans outstanding and net guarantee exposure	$ 63,620	$ 63,731
Total Equity-to-Loans Ratio	33.7%	33.4%

(1) Includes Accumulated other comprehensive income.

CONDENSED BALANCE SHEET

LOAN PORTFOLIO: The Bank offers loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and subject to certain limits, the Bank may make loans and guarantees without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or sub-national entities carrying out projects in borrowing member countries. The Bank also lends to other development institutions without sovereign guarantee. Non-sovereign guaranteed operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of Total Equity[2,3].

The loan portfolio is the Bank's principal earning asset of which, at March 31, 2011, 95% was sovereign-guaranteed. At March 31, 2011, the total volume of outstanding loans was $62,894 million, compared with $63,007 million as of December 31, 2010. The decrease in the loan portfolio was mostly due to a lower level of loan disbursements ($721 million) than collections ($922 million), partially offset by positive currency translation adjustments ($87 million).

As of March 31, 2011, 6.2% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed compared to 6.1% at December 31, 2010. The non-sovereign guaranteed loan portfolio totaled $3,281 million, compared to $3,224 million as of December 31, 2010.

[2] As of September 30, 2010, the date of the latest quarterly report to the Board of Executive Directors, the risk capital requirements of non-sovereign-guaranteed operations was $1.1 billion, or 5.4% of Total Equity.

[3] Effective January 1, 2013, limitations on non-sovereign-guaranteed operations will be established by the Board of Executive Directors, subject to the Bank's Non-Sovereign-Guaranteed Business Plan and capital adequacy policy.

INVESTMENT PORTFOLIO: The Bank's investment portfolio is mostly comprised of highly-rated debt securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, decreased $467 million during the first three months of 2011, mainly resulting from net cash outflows from borrowings ($1,083 million), partially offset by net cash inflows from operating activities ($178 million), mark-to-market gains ($129 million), net loan repayments ($201 million) and positive currency translation adjustments ($121 million).

BORROWING PORTFOLIO: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, decreased $789 million compared with December 31, 2010, primarily due to a smaller amount of new borrowings than maturities ($1,083 million), partially offset by a net increase in the fair value of borrowings and related swaps ($41 million), the accretion of discount on borrowings ($135 million), and currency translation adjustments ($118 million).

EQUITY: Equity at March 31, 2011 was $21,150 million, an increase of $190 million from December 31, 2010, reflecting the net income of the period.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the three months ended March 31, 2011, Operating Income was $340 million compared to $404 million for the same period last year, a decrease of $64 million. This decrease was mainly due to lower net interest income, lower net investment gains and an increase in non-interest expense, partially offset by a decrease in provision for loan and guarantee losses.

The Bank had net interest income of $329 million during the first three months of 2011, compared to $344 million for the same period last year. The decrease of $15 million was substantially due to lower net interest income from loans. The lending spread on most of the Bank's loans decreased from 0.95% during the first three months of 2010 to 0.80% during the same period this year.

The Bank's trading investments portfolio contributed net mark-to-market gains of $129 million during the period, compared to $199 million for the same period in 2010, a decrease of $70 million, mostly due to a slowdown in the recovery of the financial markets.

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Three months ended March 31,	
	2011	**2010**
Loan interest income	$ 410	$ 441
Investment interest income	24	48
Other interest income	25	-
	459	489
Less:		
Borrowing expenses	130	145
Net interest income	329	344
Other loan income	13	13
Net investment gains	129	194
Other expenses:		
Provision for loan and guarantee losses	2	26
Net non-interest expense	129	121
Total	131	147
Operating Income	$ 340	$ 404

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the three months ended March 31, 2011 and 2010 and the year ended December 31, 2010 are shown in Table 3.

Table 3: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2011		Three months ended March 31, 2010		Year ended December 31, 2010	
	Average balance	**Return/Cost %**	**Average balance**	**Return/Cost %**	**Average balance**	**Return/Cost %**
Loans [1]	$ 62,775	2.65	$ 58,037	3.09	$ 58,732	3.01
Liquid investments [2][3]	16,705	3.83	19,479	5.23	19,631	3.37
Total earning assets	$ 79,480	2.90	$ 77,516	3.63	$ 78,363	3.10
Borrowings	$ 57,721	0.92	$ 57,186	1.03	$ 57,555	0.96
Net interest margin [4]		1.68		1.80		1.79

[1] Excludes loan fees.
[2] Geometrically-linked time-weighted returns.
[3] Includes gains and losses.
[4] Represents net interest income as a percent of average earning assets.

COMMITMENTS

GUARANTEES: The Bank makes partial non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program. During the three months ended March 31, 2011, there were no non-trade-related guarantees approved without sovereign counter-guarantee (2010 – two for $53 million). Also, the Bank issued 46 trade-related guarantees for a total of $101 million (2010 – 32 guarantees issued for a total of $53 million).

CONTRACTUAL OBLIGATIONS: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At March 31, 2011, undisbursed loans amounted to $22,164 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 4.6 years with contractual maturity dates through 2040[4].

LIQUIDITY MANAGEMENT

During the first three months of 2011 market indices in some of the world's major economies continued to show signs of moderate improvement while the devastating earthquake in Japan, geopolitical risks in the Middle East and North Africa, rising food and commodity prices, and growing fiscal problems in a number of European countries were cause for concern in global markets.

Exposure to structured assets was further reduced through repayments at par. Valuations on the remaining portfolio continue to be impacted by market factors, such as uneven liquidity, rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of the market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

During the three months ended March 31, 2011, the Bank recognized $129 million of mark-to-market gains in its trading investments portfolio (2010 – $199 million). These investment gains substantially relate to further recoveries in the $2,828 million asset-backed and mortgage-backed securities portion of the portfolio. Although liquidity for this portion of the portfolio remains limited and valuations continue to be highly discounted, as of March 31, 2011, 34.0% is still rated AAA, 76.0% is rated investment grade, and except for $0.4 million of principal losses during the period, the portfolio continued to perform. In addition, during the first three months of the year, the Bank's holdings of these securities were further reduced by repayments at par of $313 million (2010 - $346 million). Table 4 shows a breakdown of the trading investments portfolio at March 31, 2011 and December 31, 2010 by major security class together with unrealized gains and losses included in Income from Investments – Net gains on securities held at the end of the respective periods.

Table 4: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
(Expressed in millions of United States dollars)

	March 31, 2011		December 31, 2010	
	Fair Value [(1)]	Unrealized Gains (Losses) [(2)]	Fair Value [(1)]	Unrealized Gains (Losses) [(2)]
Obligations of the United States Government and its corporations and agencies	$ 1,170	$ -	$ 822	$ -
U.S. government-sponsored enterprises	714	(1)	505	(7)
Obligations of non-U.S. governments and agencies	7,005	1	7,045	8
Bank obligations	4,902	23	5,054	(10)
Mortgage-backed securities	**1,826**	**43**	**1,925**	**165**
U.S. residential	575	21	573	87
Non-U.S. residential	757	(1)	875	21
U.S. commercial	183	5	182	44
Non-U.S. commercial	311	18	295	13
Asset-backed securities	**1,002**	**41**	**1,043**	**106**
Collateralized loan obligations	614	22	633	64
Other collateralized debt obligations	169	17	152	30
Other asset-backed securities	219	2	258	12
Total trading investments	$ 16,619	$ 107	$ 16,394	$ 262

[(1)] Includes accrued interest of $43 million at March 31, 2011 and $38 million at December 31, 2010, presented in the Condensed Balance Sheet under Accrued interest and other charges.

[(2)] Represents unrealized gains and losses included in Income from Investments-Net gains for the corresponding period.

[4] The maturity structure of medium- and long-term borrowings outstanding at the end of 2010 is presented in Appendix I-4 to the December 31, 2010 financial statements.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, government agencies, multilateral organizations, financial institutions, and corporate entities, including asset-backed securities.

Table 5 provides details of the estimated credit exposure on the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of March 31, 2011, the credit exposure amounted to $16,504 million, compared to $17,138 million as of December 31, 2010. The credit quality of the portfolios continues to be high, as 89.6% of the counterparties are rated AAA and AA, 4.6% are rated A, 1.6% are rated BBB, and 4.2% are rated below BBB, compared to 90.6%, 4.2%, 1.4% and 3.8%, respectively, at December 31, 2010.

Table 5: Credit Exposure, Net of Collateral Held, by Counterparty Rating Category
(Amounts expressed in millions of United States dollars)

	March 31, 2011					
	Investments					
Counterparty rating	Governments and Agencies	Banks	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
AAA [1]	$ 6,310	$ 995	$ 959	$ -	$ 8,264	50.1%
AA	1,887	3,375	791	472	6,525	39.5%
A	-	596	139	25	760	4.6%
BBB	13	-	261	-	274	1.7%
BB	-	-	177	-	177	1.1%
B	-	-	127	-	127	0.8%
CCC	-	-	250	-	250	1.5%
CC and below	-	-	127	-	127	0.7%
Total	$ 8,210	$ 4,966	$ 2,831	$ 497	$ 16,504	100.0%

[1] Includes $1,294 million of Governments and agencies rated A1+, the highest short-term rating.

	December 31, 2010					
	Investments					
Counterparty rating	Governments and Agencies	Banks	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
AAA [1]	$ 6,564	$ 973	$ 1,138	$ -	$8,675	50.6%
AA	1,832	3,568	803	644	6,847	40.0%
A	13	521	140	52	726	4.2%
BBB	-	81	154	-	235	1.4%
BB	-	-	194	-	194	1.1%
B	-	-	92	-	92	0.5%
CCC	-	-	240	-	240	1.4%
CC and below	-	-	129	-	129	0.8%
Total	$ 8,409	$ 5,143	$ 2,890	$ 696	$ 17,138	100.0%

[1] Includes $1,896 million of Governments and agencies rated A1+, the highest short-term rating.

OTHER DEVELOPMENTS DURING THE QUARTER

BOARD OF GOVERNORS APPROVED TRANSFERS: As part of the Bank's general increase in resources currently underway, the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors and in accordance with the Agreement, to provide $200 million annually in transfers of Ordinary Capital income to the IDB Grant Facility, beginning in 2011 and through 2020. At its annual meeting in Calgary, Canada, in March 2011, the Board of Governors approved the $200 million transfer corresponding to 2011.

FINANCIAL REFORM - THE DODD-FRANK WALL STREET REFORM AND CONSUMER PROTECTION ACT: On July 21, 2010, the President of the United States of America signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank continues assessing the impact of this financial regulatory reform on its operations.

PATIENT PROTECTION AND AFFORDABLE CARE ACT (THE PPACA) AND THE HEALTH CARE AND EDUCATION RECONCILIATION ACT OF 2010 (HCERA): In March 2010, the President of the United States of America signed into law the PPACA and the HCERA. The new legislation seeks to reform the U.S. health care system and its various provisions will be regulated and become effective over the following several years. It is the Bank's intention to implement provisions of the legislation to the extent not already reflected in the Bank's employee medical insurance program and as may be deemed appropriate given its status as an international organization. The Bank continues to closely monitor the implementation of the legislation. Management believes that the impact of the legislation will not be material to the Bank's financial position and results of operations.

Condensed Quarterly Financial Statements (Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	March 31, 2011		December 31, 2010	
	(Unaudited)			
ASSETS				
Cash and investments				
Cash- Note P	**$ 224**		$ 242	
Investments - Trading - Notes C, G, H and P	**16,576**	**$ 16,800**	16,356	$ 16,598
Loans outstanding - Notes D and E	**62,894**		63,007	
Allowance for loan losses	**(154)**	**62,740**	(145)	62,862
Accrued interest and other charges		**959**		865
Receivable from members		**372**		378
Currency and interest rate swaps - Notes G, H, I and P				
Investments - trading	**9**		7	
Loans	**80**		38	
Borrowings	**5,716**	**5,805**	5,887	5,932
Other assets		**672**		582
Total assets		**$ 87,348**		$ 87,217
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes F, G, I and P				
Short-term	**$ 20**		$ 30	
Medium- and long-term:				
Measured at fair value	**52,196**		52,846	
Measured at amortized cost	**9,756**	**$ 61,972**	10,077	$ 62,953
Currency and interest rate swaps - Notes G, H, I and P				
Investments - trading	**84**		55	
Loans	**612**		693	
Borrowings	**829**		808	
Other	**115**	**1,640**	72	1,628
Payable for investment securities purchased and cash collateral received		**781**		13
Amounts payable to maintain value of currency holdings		**536**		535
Due to IDB Grant Facility - Note J		**272**		72
Accrued interest on borrowings		**546**		555
Other liabilities		**451**		501
Total liabilities		**66,198**		66,257
Equity				
Capital stock - Note K				
Subscribed 8,702,335 shares	**104,980**		104,980	
Less callable portion.	**(100,641)**		(100,641)	
Paid-in capital stock	**4,339**		4,339	
Retained earnings	**15,961**		15,771	
Accumulated other comprehensive income	**850**	**21,150**	850	20,960
Total liabilities and equity		**$ 87,348**		$ 87,217

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended March 31,	
	2011	**2010**
	(Unaudited)	
Income		
Loans, after swaps - Notes D and G	**$ 423**	$ 454
Investments - Note C		
Interest	**24**	48
Net gains	**129**	194
Other interest income	**25**	-
Other	**9**	9
Total income	**610**	705
Expenses		
Borrowing expenses, after swaps - Notes F and G	**130**	145
Provision for loan and guarantee losses - Note E	**2**	26
Administrative expenses	**128**	123
Special programs	**10**	7
Total expenses	**270**	301
Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers	**340**	404
Net fair value adjustments on non-trading portfolios - Notes F, G and I	**50**	(17)
Board of Governors approved transfers - Note J	**(200)**	-
Net income	**190**	387
Retained earnings, beginning of period	**15,771**	15,441
Retained earnings, end of period	**$15,961**	$ 15,828

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended March 31,	
	2011	**2010**
	(Unaudited)	
Net income	**$ 190**	$ 387
Other comprehensive income (loss)		
Translation adjustments	**-**	(28)
Total other comprehensive income (loss)	**-**	(28)
Comprehensive income	**$ 190**	$ 359

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Three months ended March 31,	
	2011	**2010**
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	**$ (721)**	$ (933)
Loan collections (net of participations)	**922**	982
Net cash provided by lending activities	**201**	49
Gross purchases of held-to-maturity investments	**-**	(1,405)
Gross proceeds from maturities of held-to-maturity investments	**-**	1,425
Miscellaneous assets and liabilities	**(51)**	(84)
Net cash provided by (used in) lending and investing activities	**150**	(15)
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	**896**	4,637
Repayments	**(1,969)**	(5,837)
Short-term borrowings, net	**(10)**	(2)
Cash collateral received	**32**	-
Collections of receivable from members	**-**	4
Net cash used in financing activities	**(1,051)**	(1,198)
Cash flows from operating activities		
Gross purchases of trading investments	**(6,128)**	(9,194)
Gross proceeds from sale or maturity of trading investments	**6,832**	10,275
Loan income collections, after swaps	**346**	374
Interest and other costs of borrowings, after swaps	**(94)**	(204)
Income from investments	**34**	40
Other interest income	**26**	-
Other income	**9**	9
Administrative expenses	**(131)**	(134)
Special programs	**(12)**	(8)
Net cash provided by operating activities	**882**	1,158
Effect of exchange rate fluctuations on cash	**1**	(1)
Net decrease in cash	**(18)**	(56)
Cash, beginning of year	**242**	242
Cash, end of period	**$ 224**	$ 186

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility. Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2010 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (GAAP). The results of operations for the first three months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financing instruments, the determination of the adequacy of the allowances for loan and guarantee losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans.

New accounting pronouncements
In January 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2011-01 "Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20." This update temporarily defers the effective date of the disclosure requirements for public entities about troubled debt restructuring in ASU No. 2010-20, to be concurrent with the effective date of the guidance for determining what constitutes a troubled debt restructuring, as presented in proposed ASU "Clarifications to Accounting for Troubled Debt Restructurings by Creditors."

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, corporate, and bank obligations, asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For government and agency obligations, including securities issued by an instrumentality of a government or any other official entity, the Bank's policy is to invest in obligations issued or unconditionally guaranteed by governments of certain countries with a minimum credit quality equivalent to a AA- rating (agency asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (asset-backed, and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

Net unrealized gains of \$107 million on trading portfolio instruments held at March 31, 2011 compared to \$157 million at March 31, 2010, were included in Income from investments-Net gains. Unrealized gains and losses recognized are substantially related to the asset-backed and mortgage-backed securities portion of the trading investments portfolio, which at March 31, 2011 amounted to \$2,828 million (\$3,657 million at March 31, 2010).

During 2011, the investment portfolio continued to recover from the financial crisis, as market indices and economic indicators in some of the world's major economies continued to show signs of moderate improvement. Valuations on the asset-backed and mortgage-backed portion of the portfolio continue to be impacted by market factors, such as uneven liquidity, rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

A summary of the trading investments portfolio at March 31, 2011 and December 31, 2010 is shown in Note H – "Fair Value Measurements".

NOTE D – LOANS AND GUARANTEES

LOAN CHARGES: For 2011, the Board of Executive Directors approved a lending spread of 0.80%, a credit commission of 0.25%, and no supervision and inspection fee. These charges apply to sovereign-guaranteed loans, excluding emergency loans and loans under the Liquidity Program, comprising approximately 93% of the loan portfolio, and are subject to

annual review and approval by the Board of Executive Directors.

GUARANTEES: As of March 31, 2011, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees of $1,074 million ($1,179 million as of December 31, 2010). In addition, the Bank has approved a guarantee with sovereign counter-guarantee of $60 million. During the three months ended March 31, 2011, there were no non-trade-related guarantees approved without sovereign counter-guarantee (2010 – two for $53 million).

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1 billion outstanding at any time. During the first three months of the year, the Bank issued 46 guarantees for a total of $101 million under this program (2010 – 32 guarantees for a total of $53 million).

At March 31, 2011, guarantees of $811 million ($814 million at December 31, 2010), including $199 million issued under the TFFP ($153 million at December 31, 2010), were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $45 million ($45 million at December 31, 2010) of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 4 to 14 years, except for trade related guarantees that have maturities of up to three years. No guarantees provided by the Bank have ever been called.

At March 31, 2011 and December 31, 2010, the Bank's exposure on guarantees without sovereign counter-guarantee, net of reinsurance, amounted to $674 million and $671 million, respectively, and was classified as follows (in millions):

Internal Credit Risk Classification	March 31, 2011	December 31, 2010
Excellent	$ 112	$ 115
Very Strong	106	95
Strong	75	58
Satisfactory	273	17
Fair	12	253
Weak	67	118
Possible loss	29	15
Total	$ 674	$ 671

NOTE E – CREDIT RISK FROM LOAN PORTFOLIO

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. The loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and non-sovereign-guaranteed loans. Approximately 95% of the loans are sovereign-guaranteed.

SOVEREIGN-GUARANTEED LOANS: When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing a credit event in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign credit event. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the end of a credit event, the Bank suffers an economic loss from not charging interest on overdue interest while the credit event lasts. Considering that the Bank has had an essentially fully performing sovereign-guaranteed loan portfolio since its establishment and, the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will be repaid.

The credit quality of the sovereign-guaranteed loan portfolio as of March 31, 2011 and December 31, 2010, as represented by the long-term foreign credit rating assigned to each borrower country by Standard & Poor's (S&P), is as follows (in millions):

Country Ratings	March 31, 2011	December 31, 2010
A	$ 1,053	$ 1,085
BBB	34,766	28,400
BB	7,501	13,950
B	16,136	16,194
CCC	157	154
Total	$ 59,613	$ 59,783

The ratings presented above have been updated as of March 31, 2011 and December 31, 2010, respectively.

NON-SOVEREIGN-GUARANTEED LOANS: The Bank does not benefit from full sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors under each of the borrower and transaction dimensions. The major risk factors evaluated at the transaction level consider the priority that the loans made by the Bank have in relation to other obligations of the borrower; the type of security collateralizing the agreement; and the nature and extent of the covenants that the borrower must comply. The major credit risk factors considered at the borrower level may be grouped into three major categories: political risk, commercial or project risk, and financial risk.

The country rating is considered a proxy of the impact of the macro-economic environment to the ability of the borrower to reimburse the Bank and as such, it is considered a ceiling for the transaction dimension risk rating. The credit quality of the non-sovereign-guaranteed loan portfolio as of March 31, 2011 and December 31, 2010, excluding loans to other development institutions, as represented by the Bank's internal credit risk classification system, is as follows (in millions):

	Outstanding balance at		
Risk Classification	March 31, 2011	December 31, 2010	S&P/Moody's Rating Equivalent
Excellent	$ 215	$ 215	BBB— /Baa3 or higher
Very Strong	1,068	1,059	BB+/Ba1
Strong	849	823	BB/Ba2
Satisfactory	306	312	BB —/Ba3
Fair	163	163	B+/B1
Weak	286	261	B/B2
Possible Loss	67	62	B—/B3
Impaired	143	140	CCC—D/Caa-D
Total	$ 3,097	$ 3,035	

In addition, as of March 31, 2011, the Bank has loans to other development institutions of $184 million (2010 – $189 million), which are rated AAA, A+ and A-.

Past due and Non-accrual loans

As of March 31, 2011, there were no loans considered past due, and a non-sovereign-guaranteed loan with an outstanding balance of $94 million ($92 million at December 31, 2010) was in non-accrual status.

Impaired loans

The Bank has non-sovereign guaranteed loans with outstanding balances of $143 million classified as impaired at March 31, 2011. All impaired loans have specific allowances for loan losses amounting to $65 million ($55 million at December 31, 2010).

The following table provides financial information related to impaired loans as of March 31, 2011 and December 31, 2010 (in millions):

	March 31, 2011	December 31, 2010
Recorded investment at end of period	$ 143	$ 140
Average recorded investment during period	143	128

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three months ended March 31, 2011 and 2010 is as follows (in millions):

	Three months ended March 31,	
	2011	2010
Loan income recognized	$ 2	$ 2
Loan income that would have been recognized on an accrual basis during the period	2	2

Allowance for Loan and Guarantee Losses

SOVEREIGN-GUARANTEED PORTFOLIO: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees. The performance of said portfolio has been excellent, particularly given the market credit ratings of many of the Bank's borrowing countries. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows are not met in accordance with the terms of the loan contract.

NON-SOVEREIGN-GUARANTEED PORTFOLIO: For non-sovereign-guaranteed loans and guarantees, a collective loss allowance is determined based on the Bank's internal credit risk classification system. The first step in the calculation of the collective loan and guarantee loss allowance is the estimation of an expected rate of transition of projects from non-impaired risk categories to the impaired/default category. This impairment/default rate is applied to each risk category. Transitions of debt instruments from various risk categories to impairment/default status are modeled utilizing worldwide non-sovereign data gathered from the documented experience of rated non-sovereign-guaranteed debt issuances of similar risk levels.

An appropriate estimated rate of loss from projects once impaired is determined based upon the Bank's specific experience gained in the assessment of the losses stemming from impairments in its own non-sovereign-guaranteed portfolio. Based upon (i) the impairment/default rate for each risk category, (ii) the distribution of the non-sovereign-guaranteed portfolio in each of these categories and (iii) the loss rate once defaulted, the required level of the collective loss allowance is determined.

The changes in the allowance for loan and guarantee losses for the periods ended March 31, 2011 and December 31, 2010 were as follows (in millions):

	March 31, 2011	December 31, 2010
Balance, beginning of year	$ 172	$ 148
Provision for loan and guarantee losses	2	24
Balance, end of period	$ 174	$ 172
Composed of:		
Allowance for loan losses	$ 154	$ 145
Allowance for guarantee losses [1]	20	27
Total	$ 174	$ 172

[1] The allowance for guarantee losses is included in Other liabilites in the Condensed Balance Sheet.

As of March 31, 2011, the total allowance for loan and guarantee losses is composed of $8 million related to the sovereign-guaranteed portfolio and $166 million related to the non-sovereign guaranteed portfolio (2010 - $8 million and $164 million, respectively). The provision for loan and guarantee losses includes credits of $0 million and $2 million related to sovereign-guaranteed loans in 2011 and 2010, respectively.

During the first quarter of 2011, there were no changes to the Bank's policy with respect to the allowance for loan and guarantee losses from the prior year. Except for the small amount of impaired loans on the non-sovereign-guaranteed portfolio, all loans and guarantees have been collectively evaluated for impairment. The collective allowance for loan and guarantee losses as of March 31, 2011 amounted to $109 million (2010 – $117 million), including approximately $101 million (2010 – $109 million) related to the non-sovereign-guaranteed portfolio.

Troubled debt restructurings
A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired until its extinguishment, but it is not disclosed as such unless there is a noncompliance under the terms of the restructured agreement.

The Bank does not reschedule its sovereign-guaranteed loans. During the first three months of 2011, there were no troubled debt restructurings of non-sovereign-guaranteed loans.

NOTE F – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt to reduce the income volatility resulting from previously accounting for borrowings at amortized cost and marking to market the related borrowing swaps, with changes in fair value recognized in income. The Bank did not elect the fair value option for certain borrowings that are within the same balance sheet category because they do not contribute to a mitigation of income volatility.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three months ended March 31, 2011 and 2010, as follows (in millions):

	Three months ended March 31,	
	2011	2010
Borrowing expenses, after swaps	$ (534)	$ (501)
Net fair value adjustments on non-trading portfolios	142	(567)
Total changes in fair value included in Net income	$ (392)	$ (1,068)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of March 31, 2011 and December 31, 2010, was as follows (in millions):

	March 31, 2011	December 31, 2010
Fair value	$ 52,674 [1]	$ 53,302 [1]
Unpaid principal outstanding	50,862	51,133
Fair value over unpaid principal outstanding	$ 1,812	$ 2,169

[1] Includes accrued interest of $478 million at March 31,2011 and $456 million at December 31, 2010.

NOTE G – DERIVATIVES

RISK MANAGEMENT STRATEGY AND USE OF DERIVATIVES: The Bank faces risks that result from market movements, primarily changes in interest and exchange rates that are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

ACCOUNTING FOR DERIVATIVES: All derivatives are recognized in the Condensed Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount.

The interest component of the changes in fair value of investments, lending, borrowing, and equity duration derivatives is recorded in Income from Investments - Interest, Income from Loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, over the life of the derivative contract, with the remaining changes in the fair value included in Income from Investments-Net gains for investment derivatives and in Net fair value adjustments on non-trading portfolios for lending, borrowing and equity duration derivative instruments.

The Bank occasionally issues debt securities that contain embedded derivatives; these securities are carried at fair value.

FINANCIAL STATEMENTS PRESENTATION: The Bank's derivative instruments as of March 31, 2011 and December 31, 2010, and their related gains and losses for the three months ended March 31, 2011 and 2010, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Comprehensive Income as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	March 31, 2011 [1]		December 31, 2010 [1]	
		Assets	Liabilities	Assets	Liabilities
Currency Swaps	Currency and interest rate swaps				
	Investments - Trading	$ 2	$ 67	$ -	$ 29
	Loans	14	295	10	249
	Borrowings	4,689	631	4,596	640
	Accrued interest and other charges	246	(8)	182	(12)
Interest Rate Swaps	Currency and interest rate swaps				
	Investments - Trading	7	17	7	26
	Loans	66	317	28	444
	Borrowings	1,027	198	1,291	168
	Other	-	115	-	72
	Accrued interest and other charges	133	22	189	36
		$ 6,184	$ 1,654	$ 6,303	$ 1,652

[1] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings and Condensed Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain (Loss) from Derivatives	Three months ended March 31,	
		2011	2010
Currency Swaps			
Investments - Trading	Income from investments:		
	Interest	$ (6)	$ (1)
	Net gains	18	-
Loans	Income from loans, after swaps	(23)	(16)
	Net fair value adjustments on non-trading portfolios	(33)	(85)
Borrowings	Borrowing expenses, after swaps	291	289
	Net fair value adjustments on non-trading portfolios	33	443
	Other comprehensive income (loss)-Translation adjustments	4	9
Interest Rate Swaps			
Investments - Trading	Income from investments:		
	Interest	(6)	(4)
	Net gains	7	(6)
	Other comprehensive income (loss)-Translation adjustments	(48)	2
Loans	Income from loans, after swaps	(103)	(93)
	Net fair value adjustments on non-trading portfolios	165	(170)
Borrowings	Borrowing expenses, after swaps	217	197
	Net fair value adjustments on non-trading portfolios	(310)	197
	Other comprehensive income (loss) -Translation adjustments	6	(7)
Other	Other interest income	25	-
	Net fair value adjustments on non-trading portfolios	(43)	-
		$ 194	$ 755

The Bank is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. Should the Bank credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on March 31, 2011 is $211 million (after consideration of master netting derivative agreements). If the Bank was downgraded from the current AAA credit

rating to AA+, it would be required to post collateral in the amount of $61 million at March 31, 2011.

The following tables provide information on the contract value/notional amounts of derivative instruments as of March 31, 2011 and December 31, 2010 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Included in the other category are interest rate swaps used to maintain the equity duration within policy limits.

Derivative type/	March 31, 2011			
	Currency swaps		Interest Rate swaps	
Rate type	Receivable	Payable	Receivable	Payable
Investments - trading				
Fixed	$ -	$ 1,444	$ -	$ 1,821
Adjustable	1,391	-	1,821	-
Loans				
Fixed	-	1,000	185	12,805
Adjustable	2,092	1,275	12,805	185
Borrowings				
Fixed	21,953	218	30,321	349
Adjustable	7,024	24,180	5,814	35,207
Other				
Fixed	-	-	5,345	-
Adjustable	-	-	-	5,345

Derivative type/	December 31, 2010			
	Currency swaps		Interest Rate swaps	
Rate type	Receivable	Payable	Receivable	Payable
Investments - trading				
Fixed	$ -	$ 618	$ -	$ 1,867
Adjustable	611	-	1,867	-
Loans				
Fixed	-	889	183	13,316
Adjustable	2,007	1,228	13,316	183
Borrowings				
Fixed	21,456	217	30,188	349
Adjustable	7,573	24,491	5,815	35,071
Other				
Fixed	-	-	5,495	-
Adjustable	-	-	-	5,495

NOTE H – FAIR VALUE MEASUREMENTS

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives higher priorities to unadjusted quoted prices in active markets for identical and unrestricted assets or liabilities (Level 1) and adjusted quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for similar assets or liabilities (Level 2), and the lowest priority to unobservable inputs (i.e., supported by little or no market activity) (Level 3).

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy. As required by the framework for measuring fair value, the Bank does not adjust the quoted price for such instruments.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices, or prices derived from alternative pricing models, utilizing discounted cash flows. These methodologies apply to investments, including government agencies and corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques.

Medium-and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures, that require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates and spreads to generate continuous yield or pricing curves and the spot price of the underlying volatility and correlation. Significant market inputs are observable during the full term of these instruments. Correlation and items with longer tenors are generally less observable. The Bank considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among bro-

kers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of March 31, 2011 and December 31, 2010 by level within the fair value hierarchy (in millions).

Financial assets:

Assets	Fair Value Measurements March 31, 2011[(1)]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 1,170	$ 591	$ 579	$ -
U.S. government-sponsored enterprises	714	-	714	-
Obligations of non-U.S. governments and agencies	7,005	187	6,818	-
Bank obligations	4,902	-	4,902	-
Mortgage-backed securities	**1,826**	**-**	**1,819**	**7**
U.S. residential	575	-	575	-
Non-U.S. residential	757	-	750	7
U.S. commercial	183	-	183	-
Non-U.S. commercial	311	-	311	-
Asset-backed securities	**1,002**	**-**	**904**	**98**
Collateralized loan obligations	614	-	614	-
Other collateralized debt obligations	169	-	71	98
Other asset-backed securities	219	-	219	-
Total Investments - Trading	16,619	778	15,736	105
Currency and interest rate swaps	6,184	-	6,184	-
Total	$ 22,803	$ 778	$ 21,920	$ 105

(1) Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $43 million for trading investments and $379 million for currency and interest rate swaps.

Financial assets:

Assets	Fair Value Measurements December 31, 2010[(1)]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 822	$ 822	$ -	$ -
U.S. government-sponsored enterprises	505	-	505	-
Obligations of non-U.S. governments and agencies	7,045	430	6,615	-
Bank obligations	5,054	-	5,054	-
Mortgage-backed securities	**1,925**	-	**1,916**	**9**
U.S. residential	573	-	573	-
Non-U.S. residential	875	-	866	9
U.S. commercial	182	-	182	-
Non-U.S. commercial	295	-	295	-
Asset-backed securities	**1,043**	-	**952**	**91**
Collateralized loan obligations	633	-	633	-
Other collateralized debt obligations	152	-	62	90
Other asset-backed securities	258	-	257	1
Total Investments - Trading	16,394	1,252	15,042	100
Currency and interest rate swaps	6,303	-	6,303	-
Total	$ 22,697	$ 1,252	$ 21,345	$ 100

(1) Represents the fair value of the referred assets, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest and other charges of $38 million for trading investments and $371 million for currency and interest rate swaps.

Financial liabilities:

Liabilities	Fair Value Measurements March 31, 2011[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 52,674	$ -	$ 52,674	$ -
Currency and interest rate swaps	1,654	-	1,654	-
Total	$ 54,328	$ -	$ 54,328	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $478 million for borrowings and under Accrued interest and other charges of $14 million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2010[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 53,302	$ -	$ 53,302	$ -
Currency and interest rate swaps	1,652	-	1,652	-
Total	$ 54,954	$ -	$ 54,954	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Condense Balance Sheet under Accrued interest on borrowings of $456 million for borrowings and under Accrued interest and other charges of $24 million for currency and interest rate swaps.

The tables below show a reconciliation of the beginning and ending balances of all financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended March 31, 2011 and 2010 (in millions). In addition, the tables show the total gains and losses included in Net income as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets and liabilities still held as of March 31, 2011 and 2010 (in millions) and a description of where these gains or losses are reported in the Condensed Statement of Income and Retained Earnings, as applicable.

Financial assets:

	Three months ended March 31,					
	2011			2010		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ 100	$ -	$ 100	$ 104	$ 20	$ 124
Total gains (losses) included in:						
Net income	11	-	11	9	-	9
Other comprehensive income (loss)	3	-	3	(3)	-	(3)
Settlements	(9)	-	(9)	(4)	-	(4)
Transfers out of level 3	-	-	-	-	(20)	(20)
Balance, end of period	$ 105	$ -	$ 105	$ 106	$ -	$ 106
Total gains (losses) for the period included in Net income attributable to the change in unrealized gains or losses related to assets still held at the end of the period	$ 11	$ -	$ 11	$ 8	$ -	$ 8

Gains (losses) are included in the Condensed Statement of Income and Retained Earnings as follows (in millions):

	Three months ended March 31,			
	2011		2010	
	Total Gains (Losses) included in Net Income for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period	Total Gains (Losses) included in Net Income for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period
Income from investments	$ 11	$ 11	$ 9	$ 8
Total	$ 11	$ 11	$ 9	$ 8

Financial Liabilities:

	Three months ended March 31,					
	2011			2010		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance, beginning of period	$ -	$ -	$ -	$ 282	$ 27	$ 309
Transfers out of level 3	-	-	-	(282)	(27)	(309)
Balance, end of period	$ -	$ -	$ -	$ -	$ -	$ -

NOTE I – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS

Net fair value adjustments on non-trading portfolios on the Condensed Statement of Income and Retained Earnings for the three months ended March 31, 2011 and 2010 comprise the following (in millions):

	Three months ended March 31,	
	2011	2010
Change in fair value of derivative instruments due to movements in:		
Exchange rates	$ 165	$ 206
Interest rates	(353)	179
Total change in fair value of derivatives	(188)	385
Change in fair value of borrowings due to movements in:		
Exchange rates	(262)	(361)
Interest rates	404	(206)
Total change in fair value of borrowings	142	(567)
Currency transaction gains on borrowings and loans at amortized cost	96	164
Amortization of borrowing and loan basis adjustments	-	1
Total	$ 50	$ (17)

Net fair value losses on non-trading derivatives resulting from changes in interest rates were $353 million for the first three months of 2011, as a result of an overall increase in long-term swap interest rates in the global markets, compared to year-end 2010 levels. These losses were offset by fair value gains on borrowings of $404 million. The income volatility related to movements in interest rates, which amounted to a gain of $51 million for the three months period ended March 31, 2011 compared to a loss of $27 million for the same period last year, was primarily due to fair value gains on lending swaps ($209 million), which were partially compensated by losses associated with changes in the Bank's credit spreads on the borrowings portfolio (approximately $100 million) and losses on equity duration swaps ($43 million).

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During the first three months of 2011, exchange rate changes increased the value of borrowings and loans, resulting in a net loss of $166 million (2010 – $197 million), which was offset by a net gain from changes in the value of the borrowing and lending swaps of $165 million (2010 – $206 million).

NOTE J – BOARD OF GOVERNORS APPROVED TRANSFERS

As part of the Bank's general increase in resources currently underway, the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors and in accordance with the Agreement, to provide $200 million annually in transfers of Ordinary Capital income to the IDB Grant Facility, beginning in 2011 and through 2020. At its annual meeting in Calgary, Canada, in March 2011, the Board of Governors approved the $200 million transfer corresponding to 2011. Such transfers are recognized as an expense when approved by the Board of Governors and funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is pre-

sented under Due to IDB Grant Facility on the Condensed Balance Sheet.

NOTE K – CAPITAL STOCK

On July 21, 2010, the Board of Governors agreed to vote on a Proposed Resolution that would provide for an increase of the Bank's Ordinary Capital resources in the amount of $70,000 million that would be subscribed to by Bank members in five annual installments, starting in 2011. Of this amount, $1,700 million would be in the form of paid-in capital and the remainder would represent callable capital.

The next phase in the capital increase process consists of member countries voting to approve the resolution authorizing increases in the Bank's Ordinary Capital. Voting is to close by October 31, 2011, though the Board of Executive Directors has the authority to extend the deadline, if necessary. The resolution provides that the Bank's capital increase would be fully implemented through 2015, as the corresponding authorities in each of its member countries appropriate the necessary funds.

NOTE L – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

CONTRIBUTIONS: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first three months of 2011 were $22 million (2010 – $21 million). As of March 31, 2011, the estimate of contributions expected to be paid to the Plans and the PRBP during 2011 was $60 million and $34 million, respectively, the same amount disclosed in the December 31, 2010 financial statements. Contributions for 2010 were $55 million and $30 million, respectively.

PERIODIC BENEFIT COST: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with allocation formulas approved by the Board of Executive Directors or the Board of Governors for administrative expenses and are included under Administrative expenses in the Condensed Statement of Income and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for the three months ended March 31, 2011 and 2010 (in millions):

	Pension Benefits Three months ended March 31,	
	2011	2010
Service cost	$ 16	$ 14
Interest cost	38	36
Expected return on plan assets	(47)	(44)
Net periodic benefit cost	$ 7	$ 6
Of which:		
ORC's share	$ 7	$ 6
FSO's share	$ -	$ -

	Postretirement Benefits Three months ended March 31,	
	2011	2010
Service cost	$ 9	$ 8
Interest cost	19	17
Expected return on plan assets	(19)	(19)
Amortization of prior service cost	9	9
Net periodic benefit cost	$ 18	$ 15
Of which:		
ORC's share	$ 17	$ 15
FSO's share	$ 1	$ -

NOTE M – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees in VIEs in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at March 31, 2011. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) investment funds, where the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets, in which the Bank is deemed to hold significant variable interests totaled $3,702 million at March 31, 2011 ($6,058 million at December 31, 2010). The Bank's total loans and guarantees outstanding to these VIEs were $491 million and $104 million, respectively (2010 - $609 million and $157 million). Amounts committed not yet disbursed related to such loans and guarantees amounted to $26 million (2010 - $58 million), which combined with outstanding amounts

results in a total Bank exposure of $621 million at March 31, 2011 ($824 million at December 31, 2010).

NOTE N – RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

A reconciliation of Net income to Net cash provided by operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Three months ended March 31, 2011	Three months ended March 31, 2010
Net income	$ 190	$ 387
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(76)	(80)
Investment income	(12)	(45)
Net unrealized gain on trading investments	(107)	(157)
Interest and other costs of borrowings, after swaps	36	(59)
Administrative expenses, including depreciation	(3)	(12)
Special programs	(2)	-
Net fair value adjustments on non-trading portfolios	(50)	17
Transfer to the IDB Grant Facility	200	-
Net decrease in trading investments	704	1,081
Provision for loan and guarantee losses	2	26
Net cash provided by operating activities	$ 882	$ 1,158
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ 121	$ (200)
Held-to-maturity investments	-	(74)
Loans outstanding	10	(31)
Borrowings	118	(244)
Receivable from members-net	(7)	53

NOTE O – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the three months ended March 31, 2011 and 2010, loans made to or guaranteed by four countries individually generated in excess of 10% of loan income, as follows (in millions):

	Three months ended March 31, 2011	Three months ended March 31, 2010
Brazil	$ 105	$ 121
Mexico	87	62
Argentina	84	91
Colombia	54	58

NOTE P – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows.

Loans: The Bank is one of very few lenders of development loans to Latin American and Caribbean countries. The absence of a secondary market for development loans makes it difficult to estimate the fair value of the Bank's lending portfolio despite the flexibility offered by the fair value framework. The Bank continues to explore possible valuation tools to estimate the fair value of its lending portfolio without having to incur excessive costs.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of March 31, 2011 and December 31, 2010 (in millions):

	2011 [1]		2010 [1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 224	$ 224	$ 242	$ 242
Investments - trading	16,619	16,619	16,394	16,394
Loans outstanding, net	63,291	N/A	63,342	N/A
Currency and interest rate swaps receivable				
Investments - trading	7	7	6	6
Loans	45	45	11	11
Borrowings	6,131	6,131	6,285	6,285
Others	-	-	1	1
Borrowings				
Short-term	20	20	30	30
Medium- and long-term:				
Measured at fair value	52,674	52,674	53,302	53,302
Measured at amortized cost	9,824	10,586	10,176	11,046
Currency and interest rate swaps payable				
Investments - trading	107	107	77	77
Loans	665	665	759	759
Borrowings	773	773	750	750
Others	108	108	66	66

N/A = Not available
[1] Includes accrued interest.

NOTE Q – SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 16, 2011, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of March 31, 2011.



NYSE Euronext

Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

07

April 21, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	Barclays Bank PLC
	CIK:	0000312070
	SEC File Number:	001-10257
	Form Type:	8-A12B
	Filing Date:	4/21/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 19, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

iPath® Pure Beta Broad Commodity ETN

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,

Clinton Clark



Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

April 21, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	Barclays Bank PLC
	CIK:	0000312070
	SEC File Number:	001-10257
	Form Type:	8-A12B
	Filing Date:	4/21/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 19, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

iPath® Pure Beta Agriculture ETN

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,

Clinton Clark


NYSE Euronext

Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

April 21, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	Barclays Bank PLC
	CIK:	0000312070
	SEC File Number:	001-10257
	Form Type:	8-A12B
	Filing Date:	4/21/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 19, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

iPath® Pure Beta Energy ETN

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,

Clinton Clark



Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

April 21, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	Barclays Bank PLC
	CIK:	0000312070
	SEC File Number:	001-10257
	Form Type:	8-A12B
	Filing Date:	4/21/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 19, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

iPath® Pure Beta Grains ETN

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,

Clinton Clark



Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

April 21, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	Barclays Bank PLC
	CIK:	0000312070
	SEC File Number:	001-10257
	Form Type:	8-A12B
	Filing Date:	4/21/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 19, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

iPath® Pure Beta Industrial Metals ETN

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,

Clinton Clark



Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

April 21, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	Barclays Bank PLC
	CIK:	0000312070
	SEC File Number:	001-10257
	Form Type:	8-A12B
	Filing Date:	4/21/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 19, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

iPath® Pure Beta Livestock ETN

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,

Clinton Clark



Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

April 21, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	Barclays Bank PLC
	CIK:	0000312070
	SEC File Number:	001-10257
	Form Type:	8-A12B
	Filing Date:	4/21/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 19, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

iPath® Pure Beta Precious Metals ETN

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,

Clinton Clark



Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

April 21, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	Barclays Bank PLC
	CIK:	0000312070
	SEC File Number:	001-10257
	Form Type:	8-A12B
	Filing Date:	4/21/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 19, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

iPath® Pure Beta Softs ETN

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,

Clinton Clark


NYSE Euronext

Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

April 21, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	Barclays Bank PLC
	CIK:	0000312070
	SEC File Number:	001-10257
	Form Type:	8-A12B
	Filing Date:	4/21/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 19, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

iPath® Pure Beta Aluminum ETN

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,

Clinton Clark



Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

April 21, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	Barclays Bank PLC
	CIK:	0000312070
	SEC File Number:	001-10257
	Form Type:	8-A12B
	Filing Date:	4/21/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 19, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

iPath® Pure Beta Cocoa ETN

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,

Clinton Clark



NYSE Euronext

Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

April 21, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	Barclays Bank PLC
	CIK:	0000312070
	SEC File Number:	001-10257
	Form Type:	8-A12B
	Filing Date:	4/21/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 19, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

iPath® Pure Beta Coffee ETN

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,

Clinton Clark



Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

April 21, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	Barclays Bank PLC
	CIK:	0000312070
	SEC File Number:	001-10257
	Form Type:	8-A12B
	Filing Date:	4/21/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 19, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

iPath® Pure Beta Copper ETN

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,

Clinton Clark



Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

April 21, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	Barclays Bank PLC
	CIK:	0000312070
	SEC File Number:	001-10257
	Form Type:	8-A12B
	Filing Date:	4/21/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 19, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

iPath® Pure Beta Cotton ETN

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,

Clinton Clark



Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

April 21, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	Barclays Bank PLC
	CIK:	0000312070
	SEC File Number:	001-10257
	Form Type:	8-A12B
	Filing Date:	4/21/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 19, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

iPath® Pure Beta Crude Oil ETN

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,

Clinton Clark



Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

April 21, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	Barclays Bank PLC
	CIK:	0000312070
	SEC File Number:	001-10257
	Form Type:	8-A12B
	Filing Date:	4/21/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 19, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

iPath® Pure Beta Lead ETN

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,

Clinton Clark

 NYSE Euronext

Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

April 21, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	Barclays Bank PLC
	CIK:	0000312070
	SEC File Number:	001-10257
	Form Type:	8-A12B
	Filing Date:	4/21/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 19, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

iPath® Pure Beta Nickel ETN

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,

Clinton Clark



Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

April 21, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	Barclays Bank PLC
	CIK:	0000312070
	SEC File Number:	001-10257
	Form Type:	8-A12B
	Filing Date:	4/21/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 19, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

iPath® Pure Beta Sugar ETN

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,

Clinton Clark



Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

April 21, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	Barclays Bank PLC
	CIK:	0000312070
	SEC File Number:	001-10257
	Form Type:	8-A12B
	Filing Date:	4/21/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 19, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

iPath® Pure Beta S&P GSCI®-Weighted ETN

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,

Clinton Clark



Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

April 21, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	Barclays Bank PLC
	CIK:	0000312070
	SEC File Number:	001-10257
	Form Type:	8-A12B
	Filing Date:	4/21/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 19, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

iPath® Seasonal Natural Gas ETN

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,

Clinton Clark


NYSE

FIRST CLASS



UNITED STATES POSTAGE
PITNEY BOWES
$ 01.68⁰
02 1A
0004628127 APR 26 2011
MAILED FROM ZIP CODE 10005

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549



Clinton W. Clark
Senior Analyst
Corporate Compliance

11 Wall Street
New York, NY 10005
T 212 656 4632
F 212 656 5780
cclark@nyx.com

07

April 28, 2011

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

Re:	Issuer:	UBS AG
	Issuer CIK:	0001114446
	SEC File Number:	001-15060
	Form 8-A Date:	4/28/2011

Dear Ms. Smith:

Please be advised that NYSE Regulation, Inc. has received (on April 21, 2011) an application from the above-referenced issuer and has approved the following securities for listing on NYSE Arca, Inc. ("Exchange"):

UBS AG Exchange Traded Access Securities (E-TRACS)
Linked to the Wells Fargo Business Development Company Index due April 26, 2041

The Exchange requests acceleration of registration of this security under the Securities Exchange Act of 1934. If there are any questions, please call me at (212) 656-4632. Your assistance is greatly appreciated.

Sincerely,


NYSE Regulation

NYSE Regulation, Inc.
20 Broad Street
New York, NY 10005

FIRST CLASS



UNITED STATES POSTAGE

$ 00.44

MAILED FROM ZIP CODE

Ms. Velma Smith, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance – Filer Support Office
100 F Street, N.W., Mail Stop 3040
Washington, D.C. 20549

